Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-127

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2026, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2026

This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	March 31, 2026	December 31, 2025

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	34,570,474	38,499,679
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 21)	37,038,061	34,245,475
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	81,760,313	83,499,522
Securities at amortized cost (Notes 4, 9, and 11)	18,767,880	18,707,459
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 35)	424,243,666	412,495,783
Investments in joint ventures and associates (Note 12)	1,799,458	2,080,008
Reinsurance contract assets (Note 17)	587,391	620,207
Investment properties	1,022,407	998,854
Premises and equipment	6,013,187	3,780,817
Intangible assets	1,062,358	1,056,647
Assets held for sale	406,452	168,491
Net defined benefit asset (Note 19)	11,390	20,558
Current tax assets	260,281	228,229
Deferred tax assets	365,576	413,649
Derivative assets (Designated for hedging) (Notes 4,11 and 21)	150,822	217,180
Other assets (Notes 13 and 35)	4,525,584	4,424,728

Total assets	612,585,300	601,457,286

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 14 and 21)	8,678,213	6,356,934
Deposits due to customers (Notes 4,11,15 and 35)	372,424,821	376,580,845
Borrowings (Notes 4, 11 and 16)	34,659,852	34,183,267
Debentures (Notes 4, 11 and 16)	53,430,972	55,583,392
Insurance contract liabilities (Note 17)	43,597,894	45,573,864
Reinsurance contract liabilities (Note 17)	180,461	184,792
Investment contract liabilities (Notes 4 and 11)	3,378,712	3,433,611
Provisions (Notes 18, 34 and 35)	788,615	790,733
Net defined benefit liability (Note 19)	131,926	115,091
Current tax liabilities	751,455	723,368
Deferred tax liabilities	1,200,756	504,828
Derivative liabilities (Designated for hedging) (Notes 4,11 and 21)	1,110,170	615,361
Other financial liabilities (Notes 4, 11, 20 and 35)	51,463,258	38,118,058
Other liabilities (Notes 20 and 35)	881,887	833,894

Total liabilities	572,678,992	563,598,038

EQUITY
Owners’ equity (Note 22)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,710,454	3,710,498
Capital surplus	933,168	933,436
Other equity	764,168	(1,219,327)
Retained earnings	28,797,534	28,790,056

	38,008,000	36,017,339

Non-controlling interests	1,898,308	1,841,909

Total equity	39,906,308	37,859,248

Total liabilities and equity	612,585,300	601,457,286

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025

	(Korean Won in millions)
Interest income	5,395,795	5,305,169
Financial assets at FVTPL	79,791	55,959
Financial assets at FVTOCI	650,978	351,396
Financial assets at amortized cost	4,659,319	4,897,814
Insurance finance	5,707	—
Interest expense	(3,092,642)	(3,053,178)
Financial liabilities at amortized cost	(2,699,053)	(3,053,178)
Insurance finance	(393,589)	—

Net interest income (Notes 24 and 35)	2,303,153	2,251,991
Fees and commissions income	789,745	708,971
Fees and commissions expense	(212,915)	(197,537)

Net fees and commissions income (Notes 25 and 35)	576,830	511,434
Dividend income (Notes 26 and 35)	140,732	69,824
Insurance income	545,632	—
Insurance	528,420	—
Reinsurance	17,212	—
Insurance service expense	(478,075)	—
Insurance service	(458,718)	—
Reinsurance service	(19,357)	—

Net insurance income (Note 17)	67,557	—
Other insurance finance income and expenses (Note 17)	(197,305)	—
Net gain on financial instruments at FVTPL (Notes 27)	439,251	202,368
Net gain on financial assets at FVTOCI (Notes 28)	10,703	33,257
Net gain arising on financial assets at amortized cost	8,885	19,805
Impairment losses due to credit loss (Notes 29 and 35)	(526,782)	(435,501)
General and administrative expense (Notes 30 and 35)	(1,422,809)	(1,306,172)
Other net operating expense (Notes 21, 30 and 35)	(592,060)	(477,743)

Operating income (Note 5)	808,155	869,263
Share of gain of joint ventures and associates (Note 12)	28,763	10,035
Other non-operating income and expense	11,274	(14,703)

Non-operating income and expense (Note 31)	40,037	(4,668)
Net income before income tax expense	848,192	864,595
Income tax expense (Note 32)	(208,759)	(210,039)
Net income	639,433	654,556

Net gain(loss) on valuation of equity securities at FVTOCI	35,095	28,987
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(80)	26
Changes in capital due to equity method	1,096	(1,110)
Remeasurement gain(loss) related to defined benefit plan	(17,652)	(114,782)
Gain on revaluation of premises and equipment	1,796,478	—

Items that will not be reclassified to profit or loss:	1,814,937	(86,879)

Net gain(loss) on valuation of debt securities at FVTOCI	(1,457,453)	49,642
Changes in capital due to equity method	6,266	1,486
Net gain(loss) on foreign currency translation of foreign operations	282,617	(425)
Net gain(loss) on valuation of hedges of net investments in foreign operations	(49,170)	2,226

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025

Net gain(loss) on valuation of cash flow hedge	(110,462)	1,727
Net financial gain on insurance contract assets (liabilities)	1,671,497	—
Net financial loss on reinsurance contract assets (liabilities)	(17,440)	—

Items that may be reclassified to profit or loss:	325,855	54,656
Other comprehensive income (loss), net of tax	2,140,792	(32,223)
Total comprehensive income	2,780,225	622,333

Net income attributable to:	639,433	654,556
Net income attributable to owners	604,318	616,691
Net income attributable to non-controlling interests	35,115	37,865

Total comprehensive income attributable to:	2,780,225	622,333
Comprehensive income attributable to owners	2,688,133	588,070
Comprehensive income attributable to non-controlling interests	92,092	34,263

Earnings per share (Note 33)
Basic and diluted earnings per share (Unit: In Korean Won)	774	781

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	616,691	616,691	37,865	654,556
Net gain on valuation of financial instruments at FVTOCI	—	—	—	78,514	—	78,514	115	78,629
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	996	(996)	—	—	—
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	26	—	26	—	26
Changes in capital due to equity method	—	—	—	376	—	376	—	376
Gain(loss) on foreign currency translation of foreign operations	—	—	—	3,295	—	3,295	(3,720)	(425)
Gain(loss) on valuation of hedges of net investments in foreign operations	—	—	—	2,226	—	2,226	—	2,226
Gain on valuation of cash flow hedge	—	—	—	1,727	—	1,727	—	1,727
Remeasurement loss related to defined benefit plan	—	—	—	(114,785)	—	(114,785)	3	(114,782)
Transactions with owners
Dividends to common stocks	—	—	—	—	(488,076)	(488,076)	(992)	(489,068)
Changes in treasury stocks	—	—	—	(25,641)	—	(25,641)	—	(25,641)
Dividends to hybrid securities	—	—	—	—	(39,506)	(39,506)	(36,457)	(75,963)
Redemption of hybrid securities	—	(399,092)	—	(908)	—	(400,000)	—	(400,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	—	49,742	(49,742)	—	—	—
Others	—	—	—	—	(3,906)	(3,906)	(22)	(3,928)

March 31, 2025 (Unaudited)	3,802,676	3,411,343	934,100	(1,402,861)	26,982,519	33,727,777	1,795,225	35,523,002

January 1, 2026	3,802,676	3,710,498	933,436	(1,219,327)	28,790,056	36,017,339	1,841,909	37,859,248
Total comprehensive income
Net income	—	—	—	—	604,318	604,318	35,115	639,433
Net gain on valuation of financial instruments at FVTOCI	—	—	—	(1,266,238)	—	(1,266,238)	(156,162)	(1,422,400)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(149)	149	—	42	42
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(80)	—	(80)	—	(80)
Changes in capital due to equity method	—	—	—	7,593	(231)	7,362	—	7,362
Gain(loss) on foreign currency translation of foreign operations	—	—	—	277,221	—	277,221	5,396	282,617
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(49,170)	—	(49,170)	—	(49,170)
Gain on valuation of cash flow hedge	—	—	—	(85,338)	—	(85,338)	(25,124)	(110,462)
Remeasurement loss related to defined benefit plan	—	—	—	(16,823)	—	(16,823)	(829)	(17,652)
Net financial gain on insurance contract assets (liabilities)	—	—	—	1,433,518	—	1,433,518	237,979	1,671,497
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(11,880)	—	(11,880)	(5,560)	(17,440)
Gain on revaluation of premises and equipment	—	—	—	1,795,243	—	1,795,243	1,235	1,796,478
Transactions with owners
Dividends to common stocks	—	—	—	—	(555,130)	(555,130)	(7)	(555,137)
Changes in treasury stocks	—	—	—	(103,040)	—	(103,040)	—	(103,040)
Dividends to hybrid securities	—	—	—	—	(39,034)	(39,034)	(34,325)	(73,359)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,222	(2,222)	—	—	—
Changes in subsidiaries’ capital	—	—	(40)	416	(416)	(40)	40	—
Others	—	(44)	(228)	—	44	(228)	(1,401)	(1,629)

March 31, 2026 (Unaudited)	3,802,676	3,710,454	933,168	764,168	28,797,534	38,008,000	1,898,308	39,906,308

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025
	(Korean Won in millions)
Cash flows from operating activities :
Net income	639,433	654,556
Adjustments to net income:
Income tax expense	208,759	210,039
Interest income	(5,395,795)	(5,305,169)
Interest expense	3,092,642	3,053,178
Dividend income	(140,732)	(69,824)

	(2,235,126)	(2,111,776)

Additions of expenses not involving cash outflows:
Insurance service expense	478,075	—
Other insurance finance expense	197,968	—
Loss on financial assets at FVTOCI	4,509	18
Impairment loss due to credit loss	526,782	435,501
Loss on other provisions	4,353	2,400
Retirement benefit	38,432	36,183
Depreciation and amortization	318,029	309,434
Net loss on foreign currency translation	51,482	20,345
Loss on derivatives (designated for hedge)	196,022	3,734
Loss on fair value hedge	10,047	45,158
Loss on valuation of investments in joint ventures and associates	12,268	6,190
Loss on disposal of investments in joint ventures and associates	29	191
Loss on disposal of premises and equipment, intangible assets and other assets	3,722	387
Impairment loss on premises and equipment, intangible assets and other assets	371	282
Loss on revaluation of premises and equipment	6,838	—
Other losses	275	9,038

	1,849,202	868,861

Deductions of income not involving cash inflows:
Insurance income	545,632	—
Other insurance finance income	663	—
Gain on financial instruments at FVTPL	368,955	373,656
Gain on financial assets at FVTOCI	15,212	33,275
Gain on other provisions	4,668	297
Gain on derivatives (designated for hedge)	61,854	59,068
Gain on fair value hedge	32,679	2,067
Gain on valuation of investments in joint ventures and associates	41,031	16,226
Gain on disposal of investments in joint ventures and associates	17,512	16
Gain on disposal of premises and equipment, intangible assets and other assets	1,478	375
Reversal of impairment loss on premises and equipment, intangible assets and other assets	705	20

	1,090,389	485,000

Changes in operating assets and liabilities:
Reinsurance contract assets	41,278	—
Financial instruments at FVTPL	(67,206)	669,055
Loans and other financial assets at amortized cost	(9,257,089)	(11,084,919)
Other assets	(253,136)	(197,519)
Insurance contract liabilities	(247,209)	—
Reinsurance contract liabilities	(33,967)	—
Investment contract liabilities	(117,888)	—
Deposits due to customers	(7,026,750)	1,592,216
Provisions	(4,748)	26,495
Net defined benefit liability	(37,823)	(12,886)
Other financial liabilities	12,660,513	7,407,502
Other liabilities	42,607	32,374

	(4,301,418)	(1,567,682)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025
	(Korean Won in millions)
Interest income received	5,209,555	5,249,474
Interest expense paid	(3,142,485)	(2,966,081)
Dividends received	120,294	55,405
Income tax paid	(162,621)	(107,726)

	2,024,743	2,231,072

Net cash outflow from operating activities	(3,113,555)	(409,969)

Cash flows from investing activities
Net cash out-flows from hedging activities	(55,875)	—
Disposal of financial instruments at FVTPL	4,700,111	3,211,629
Acquisition of financial instruments at FVTPL	(4,532,492)	(3,599,755)
Disposal of financial assets at FVTOCI	13,120,715	8,735,912
Acquisition of financial assets at FVTOCI	(12,250,481)	(7,893,050)
Redemption of securities at amortized cost	977,562	1,167,352
Acquisition of securities at amortized cost	(956,205)	(1,005,252)
Net cash flows from changes in subsidiaries	(43,409)	(154,953)
Disposal of investments in joint ventures and associates	407,041	17,773
Acquisition of investments in joint ventures and associates	(296,405)	(31,525)
Disposal of investment properties	300	—
Disposal of premises and equipment	689	424
Acquisition of premises and equipment	(44,031)	(21,559)
Disposal of intangible assets	54	34
Acquisition of intangible assets	(46,879)	(55,797)
Disposal of assets held for sale	2,717	1
Net increase(decrease) of other assets	1,402	20,298

Net cash inflow from investing activities	984,814	391,532

Cash flows from financing activities:
Net cash in(out)-flows from hedging activities	96,842	32,863
Net increase(decrease) in borrowings	(271,216)	189,432
Issuance of debentures	10,367,400	5,577,523
Redemption of debentures	(12,829,684)	(6,920,431)
Redemption of lease liabilities	(75,731)	(74,383)
Net increase of other liabilities	663	(116)
Acquisition of treasury stocks	(103,040)	(20,673)
Redemption of hybrid securities	—	(400,000)
Dividends paid to hybrid securities	(73,359)	(75,963)
Dividends paid to non-controlling interest	(7)	(992)
Changes in non-controlling interests	(1,630)	—
Net increase(decrease) in non-controlling equity liabilities	—	375

Net cash outflow from financing activities	(2,889,762)	(1,692,365)

Effects of exchange rate changes on cash and cash equivalents	1,089,298	37,190
Net increase(decrease) in cash and cash equivalents	(3,929,205)	(1,673,612)
Cash and cash equivalents, beginning of the period	38,499,679	27,281,123

Cash and cash equivalents, end of the Period (Note 6)	34,570,474	25,607,511

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, The Parent company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

On July 1, 2025, the Parent company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.

On July 31, 2025, the Parent company acquired the remaining shares (0.4%) of Woori Asset Trust Co., Ltd., pursuant to which Woori Asset Trust Co., Ltd. became a wholly-owned subsidiary of the parent company.

On November 28, 2025, the Parent Company acquired an additional (0.20%) minority interest in Woori Investment Securities Co., Ltd. As of December 19, 2025, the Parent Company additionally acquired (0.10%) of the treasury shares held by Woori Investment Securities Co., Ltd., as well as an additional (0.20%) minority interest.

On January 5, 2026 and March 13, 2026, the Company acquired the residual interest (0.1%) of Woori Investment Securities Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2026 and December 31, 2025 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Tongyang Life Insurance Co., Ltd. (*1)	Life insurance	77.9	77.9	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	100.0	99.9	Korea	March 31
ABL Life Insurance Co., Ltd. (*1)	Life insurance	100.0	100.0	Korea	March 31
Woori Asset Trust Co., Ltd	Real estate trust	100.0	100.0	Korea	March 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	March 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Asset Management Corp.	Finance	100.0	100.0	Korea	March 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 3rd Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 2nd co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori EUGENE 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
WOORIWON 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI HL 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI PARC1. 2ND CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI HEROS 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI GANGNAM ALPHA 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI BLOSSOM 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI DK 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI TECHONE 1ST CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI TECHONE 2ND CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI SONO 1ST CO.,LTD (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WOORI NC 1ST CO.,LTD. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	March 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
JB Airline Private Placement Investment Trust No.8 (*3) (*5)	Securities investment and others	—	97.0	Korea	—
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.7	97.7	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Partners General Type Private Investment Trust No.4 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
Woori Partners General Type Private Investment Trust No.5 (*3) (*10)	Securities investment and others	99.0	—	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	March 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	March 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	March 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2026-1 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	0.5	—	Korea	March 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	March 31
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WiBee AK 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WiBee Sae-A 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
WiBee Central 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
WiBee Retail 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
WiBee Smile AP 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Bridge Beta 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
WiBee World 1st Co., Ltd. (*2)(*10)	Asset securitization	0.0	—	Korea	March 31
Balance Beta 1st Co., Ltd. (*2)(*10)	Asset securitization	0.0	—	Korea	March 31
Held by Tongyang Life Insurance Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Tongyang Life Financial Service Co., Ltd	Insurance agents and brokers	100.0	100.0	Korea	March 31
Held by ABL Life Insurance Co., Ltd.
ABA Financial Service LLC.	Insurance agents and brokers	100.0	100.0	Korea	March 31
Alceon Real Property Blind General Type Private Placement Investment Trust (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Woori Park Square Payton General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Pantheon Metrics General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	March 31
Woori Following Foreigners Securities Sub-Investment Master Fund [Equity] (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] Class C-F (*3) (*5)	Securities investment and others	—	31.3	Korea	—
Woori Following Foreigners Securities Sub-Investment Trust [Equity] Class C-F (*3)	Securities investment and others	75.8	75.6	Korea	March 31
Woori Together TDF 2060 (*3)(*10)	Securities investment and others	74.2	—	Korea	March 31
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
WH2403 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2509 Asset Securitization Specialty Co.,Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2509 Asset Securitization Specialty Co.,Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2511 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2603 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	March 31
WI2603 Asset Securitization Specialty Co., Ltd. (*2)(*10)	Asset securitization	5.0	—	Korea	March 31
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.4	99.4	Korea	March 31
WFBS 1st Corporate Recovery Private Equity Fund (*3)	Finance	96.2	96.2	Korea	March 31
Held by Woori Venture Partners Co.,Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	32.7	32.7	Korea	March 31
Woori New Growth Credit Fund 1(*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)(*5)	Securities investment and others	—	80.0	Korea	—
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Top-Class Equity Fund of Funds Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori National Growth Matching General Private Investment Trust No.1 (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	March 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Corporate Private Debt Investment Trust No. 1(*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	86.8	Korea	March 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	March 31
Woori Clean Energy General Type Private Investment Trust No.2 (*3) (*5)	Securities investment and others	—	30.8	Korea	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	March 31
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	March 31
Woori Baran-Namyang Expressway Private Special Asset Investment Trust (*3)	Securities investment and others	47.0	47.0	Korea	March 31
Held by Woori Bank and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	54.0	54.0	Korea	March 31
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	47.3	47.3	Korea	March 31
Held by ABL Life Insurance Co., Ltd. (*6)
Woori MDF V General Type Private Real Estate Investment Trust (*3)	Securities investment and others	50.0	50.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025
Woori NewGen Energy ABL Private Investment Trust (*3)	Securities investment and others	33.3	33.3	Korea	March 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	March 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	March 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	March 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori FG DINNO Lab Fund 2nd (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG DINNO Lab Fund 3rd (*3) (*10)	Securities investment and others	100.0	—	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan Private Placement Investment Trust No.1 (*3)	Securities investment and others	32.0	32.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	March 31, 2026	December 31, 2025

Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*6)

Woori Future Co-Growth High-tech Strategic Industries Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	35.3	35.3	Korea	March 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	March 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido(*3)	Other financial services	100.0	100.0	Japan	December 31 (*9)

(*1)

On January 5 and March 13, 2026, the Parent Company acquired the remaining shares (0.1%) of Woori Investment Securities Co., Ltd., thereby making Woori Investment Securities Co., Ltd. a wholly owned subsidiary of the Parent Company. In 2025, the Parent Company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd., thereby including them as subsidiaries.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2026.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of March 31, 2026, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available as of the reporting date were used.
(*10)	Companies are included in the consolidation during the period ended March 31, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	The Group has not consolidated the following entities as of March 31, 2026 and December 31, 2025 despite having more than 50% ownership interest:

	As of March 31, 2026
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Social Infra BTL private placement Special Asset Investment Trust(*1)	Korea	Securities Investment	78.7
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon Australia Alternative General Private Investment Trust No.2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Square Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	As of March 31, 2026
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*2)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*1)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	99.9
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
KB Sound Point Strategic Private Special Asset Fund 1 (*2)	Korea	Securities Investment	99.9
Alceon Real Property Blind General Type Private Placement Investment Trust(*2)	Korea	Securities Investment	100.0
Woori PE APA Private Investment Trust (*2)	Korea	Securities Investment	99.8
AP K-Beauty Investment Fund 1 (*5)	Korea	Securities Investment	68.2
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	89.0
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group has no controls as it exercises decision-making rights as agent.

(*5)

Decision-making authority over investment-related activities of the investment partnership is vested in the general partner, and the Group cannot directly or indirectly determine the relevant activities of the partnership. In addition, the authority of the general partner cannot be regarded as being exercised solely for the benefit of the Group. Therefore, even if the Group holds a majority ownership interest, it does not have power over the relevant activities of the partnership and, accordingly, does not have control over the partnership.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No.1 (*2)	Korea	Securities Investment	50.0
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*2)	Korea	Securities Investment	50.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alceon Australia Alternative General Private Investment Trust No.2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Square Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.8
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*2)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*2)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	50.5
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group has no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of March 31, 2026		For the three-month period ended March 31, 2026
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	513,322,091	482,643,164	12,001,481	530,867	2,194,994
Tongyang Life Insurance Co., Ltd.	34,599,677	32,232,451	1,093,547	42,828	273,509
Woori Card Co., Ltd.	17,393,814	14,473,231	616,976	44,559	60,942
Woori Financial Capital Co., Ltd.	12,680,221	10,835,082	481,476	39,752	39,312
Woori Investment Securities Co., Ltd.	10,740,879	9,516,294	182,934	14,041	22,955
ABL Life Insurance Co., Ltd.	19,364,363	18,582,393	875,891	12,130	100,593
Woori Asset Trust Co., Ltd.	307,922	63,911	16,422	4,535	4,657
Woori Savings Bank	2,107,376	1,894,765	33,095	4,775	4,775
Woori Financial F&I Co., Ltd.	1,374,108	1,036,695	16,335	(3,658)	(3,658)
Woori Asset Management Corp.	204,423	23,117	19,577	7,567	7,600
Woori Venture Partners Co., Ltd.	387,585	34,154	14,928	4,498	4,742
Woori Private Equity Asset Management Co., Ltd.	110,476	7,817	3,898	2,949	2,817
Woori Credit Information Co., Ltd.	42,414	5,244	8,614	(444)	(444)
Woori Fund Service Co., Ltd.	33,695	2,546	4,836	1,208	1,208
Woori FIS Co., Ltd.	53,123	6,733	50,738	(129)	(149)
Woori Finance Research Institute Co., Ltd.	6,905	3,366	2,288	(372)	(380)

	As of December 31, 2025		For the three-month period ended March 31, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	502,846,197	473,158,744	8,462,289	634,112	606,775
Tongyang Life Insurance Co., Ltd. (*)	35,444,959	33,351,243	—	—	—
Woori Card Co., Ltd.	17,512,741	14,620,417	551,393	32,823	24,997
Woori Financial Capital Co., Ltd.	12,361,366	10,523,678	463,087	30,629	30,590
Woori Investment Securities Co., Ltd.	9,706,286	8,504,657	112,651	1,288	3,888
ABL Life Insurance Co., Ltd. (*)	19,609,549	18,928,173	—	—	—
Woori Asset Trust Co., Ltd.	302,661	63,308	21,773	(13,809)	(13,835)
Woori Savings Bank	2,061,407	1,853,571	33,838	3,664	3,895
Woori Financial F&I Co., Ltd.	1,271,613	930,542	22,907	3,248	3,248
Woori Asset Management Corp.	204,188	24,860	15,915	3,848	3,892
Woori Venture Partners Co., Ltd.	382,040	28,151	4,728	(25)	(35)
Woori Private Equity Asset Management Co., Ltd.	106,003	6,161	2,809	358	417
Woori Credit Information Co., Ltd.	45,455	7,581	9,145	(591)	(591)
Woori Fund Service Co., Ltd.	33,882	2,665	4,391	953	953
Woori FIS Co., Ltd.	52,554	6,015	47,654	(607)	(612)
Woori Finance Research Institute Co., Ltd.	7,469	3,550	2,185	(284)	(290)

(*) Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2025.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2026 and December 31, 2025, the Group provides 2,416,318 million Won and 2,429,099 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2026 and December 31, 2025, the purchase commitment amounts to 4,447,873 million Won and 3,638,934 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(6)

As of March 31, 2026 and December 31, 2025, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2026	December 31, 2025
Woori Bank (*1)	1,406,512	1,406,512
Tongyang Life Insurance Co., Ltd.	366,361	305,892
Woori Investment Securities Co., Ltd. (*2)	—	1,386
PT Bank Woori Saudara Indonesia 1906 Tbk	85,128	89,767
Wealth Development Bank	22,668	22,292
PT Woori Finance Indonesia Tbk.	16,984	15,446

(*1) Hybrid securities issued by Woori Bank

(*2) Additional minority interests were acquired, resulting in the entity becoming a wholly owned subsidiary during the three-month period ended March 31, 2026.

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2026	2025
Woori Bank (*)	34,326	36,457
Tongyang Life Insurance Co., Ltd.	9,478	—
Woori Investment Securities Co., Ltd.	4	6
Woori Asset Trust Co., Ltd.	—	(57)
PT Bank Woori Saudara Indonesia 1906 Tbk	(8,957)	1,248
Wealth Development Bank	(118)	(151)
PT Woori Finance Indonesia Tbk.	375	353

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2026	2025
Woori Bank (*)	34,326	36,457
PT Bank Woori Saudara Indonesia 1906 Tbk	—	983
Others	7	9

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2025 for understanding of the accompanying condensed consolidated interim financial statements. The accompanying condensed consolidated interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Group since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2026, the Group has newly applied the following standards and interpretations.

1)	Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- 28

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2)	Annual Improvements to Korean IFRS

Annual Improvements to Korean IFRS should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

3)	Amendments to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity’

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRS that have been issued and published as of January 1, 2026 but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

1)	Issuance of K-IFRS No. 1118, Presentation and Disclosure in Financial Statements

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements,’ replaces K-IFRS No. 1001, ‘Presentation of Financial Statements’. The new standard introduces revised presentation requirements that are expected to enhance the comparability of financial performance among similar entities, particularly with respect to the definition of operating profit or loss.

If the Group prepares its financial statements in accordance with K-IFRS No. 1118, certain significant differences from the current financial statements are expected to arise. The key accounting policies that are expected to result in such differences are described below. These matters do not represent all differences that may arise in the future and are subject to change based on further analysis.

•	Changes in the Presentation of Statement of Profit or Loss

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. Under this standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations are classified as operating, and operating profit or loss is defined as a residual measure of profit or loss.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

To classify income and expenses into categories, the Group is required to assess its main business activities. If the Group’s main business activities include investing in certain types of assets or providing financing to customers, income and expenses that would otherwise have been classified as investing or financing activities are classified as operating activities when such activities constitute the Group’s main business activities.

As a result, operating profit or loss under K-IFRS No. 1118 differs significantly from operating profit or loss under the current K-IFRS No. 1001, which is defined as operating revenue less operating expenses. K-IFRS No. 1118 requires operating profit or loss calculated in accordance with K-IFRS No. 1001 to be disclosed in the Notes, along with a reconciliation between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation in the statement of profit or loss of:

-	“Operating profit or loss,” comprising all income and expenses classified within the operating category;

-	“Profit or loss before financing and income tax,” comprising operating profit or loss and all income and expenses classified within the investing category; and

-	“Profit or loss for the period.”

However, when the Group’s main business activity is providing financing to customers, the presentation of “profit or loss before financing and income tax” may not be applicable, depending on the accounting policy elected.

•	Introduction of Disclosures of Management-Defined Performance Measures

K-IFRS No. 1118 introduces new disclosure requirements for management-defined performance measures. These measures are defined as subtotals of income and expenses that are not listed in paragraph 118 of K-IFRS No. 1118 and are not explicitly required to be presented or disclosed by IFRS Accounting Standards. Management-defined performance measures are used by entities in public communications separately from the financial statements to communicate management’s view of the entity’s financial performance to users of the financial statements.

When management-defined performance measures are presented, the entity is required to disclose the reasons for using such measures, the basis of their calculation, a reconciliation to the most directly comparable subtotal specified in K-IFRS No. 1118, the income tax effects of each reconciling item, and the effects on non-controlling interests.

•	Changes in the Classification of Cash Flows

As a result of the issuance of K-IFRS No. 1118, certain amendments have been made to K-IFRS No. 1007, Statement of Cash Flows. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss for the period to operating profit or loss. In addition, the accounting policy option regarding the classification of interest and dividend-related cash flows has been eliminated.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. In accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the standard is required to be applied retrospectively. Accordingly, comparative information for the financial year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 arising from the issuance of K-IFRS No. 1118, as well as the amended K-IFRSs No. 1008 and No. 1107, will be effective at the time K-IFRS No. 1118 is applied.

•	Assessment of Significant Impacts

K-IFRS No. 1118 has not been applied by the Group, as its mandatory effective date has not yet been reached. The Group will present its first interim financial statements in accordance with K-IFRS No. 1118 for the period ending March 31, 2027. Based on information available as of March 31, 2026, the Group is performing a preliminary assessment of the potential impact of the adoption of K-IFRS No. 1118.

(3)

Material accounting policies and method of computation used in the preparation of the interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2025, except as described below.

i)	Income Tax Expense

Income tax expense for an interim period is calculated by applying the income tax rate expected to be applicable to the estimated total annual profit, that is, the estimated average annual effective income tax rate, to the profit before tax for the interim period.

ii)	Application of the Revaluation Model to Land Classified as premises and equipment

The Group changed its accounting policy for the subsequent measurement of land classified as premises and equipment from the historical cost model to the revaluation model, effective from the current interim period, having assessed that the revaluation model provides more reliable and relevant information regarding the fair value of land.

In accordance with K-IFRS No. 1016, Property, Plant and Equipment, the accounting policy of revaluing assets is not applied retrospectively when first adopted. Accordingly, the Group did not restate the comparative financial statements for the prior period.

Land is measured at fair value based on valuations performed by an independent external appraiser. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from fair value at the end of the reporting period. Land is carried at the revalued amount, being its fair value at the date of revaluation less any subsequent accumulated impairment losses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

If the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity under revaluation surplus, net of deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.

If the carrying amount of an asset is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The revaluation surplus related to land recognized in equity is transferred to retained earnings when the asset is derecognized.

a)

The carrying amount of land measured under the revaluation model and the carrying amount that would have been recognized under the cost model as of March 31, 2026, are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Revaluation Model	Cost Model
Land	4,248,414	1,779,909

As of the current period ended March 31, 2026, the revaluation date of land is March 31, 2026, and its fair value was determined based on valuations performed by an independent external appraisal firm.

b)

During the current period ended March 31, 2026, other comprehensive income of 2,474,567 million Won (before income tax effect of 678,089 million Won) was recognized due to revaluation of land. The revaluation surplus (other comprehensive income) from the revaluation of land is not included in distributable profits under the Korean Commercial Act.

c)	The fair value hierarchy of land as of March 31, 2026, are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Land	—	—	4,248,414	4,248,414

d)	Valuation methods of Land measured at fair value and classified into Level 3 and significant but unobservable inputs as of March 31, 2026 is as follows:

Fair value measurement Technique Type	Significant but unobservable input variable	Impact of changes in significant unobservable inputs on fair value measurement
Officially announced land price approach	Time adjustment factor (fluctuation rate of land price), Individual factor adjustment, etc.	Positive(+) correlation
Sales comparison approach	Individual factor adjustment, Time adjustment factor (fluctuation rate of land price), Return of capital, etc.
Income capitalization approach	Reasonable rent and maintenance fee
	Vacancy rate, Operating expense ratio, Exit cap rate	Negative(-) correlation

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2025, except for the estimation method used to determine income tax expense, “and the application of the revaluation model for property, plant and equipment.”

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by the Board Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3

Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures

Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as real GDP growth rate (real, original series), manufacturing capacity utilization rate, apartment sales price index (KB, Seoul), and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

		March 31, 2026	December 31, 2025
Loans and other financial assets at amortized cost	Korean treasury and government agencies	1,067,328	538,314
	Banks	28,712,809	23,189,957
	Corporates	190,079,765	188,753,434
	Consumers	204,383,764	200,014,078

	Sub-total	424,243,666	412,495,783

Financial assets at FVTPL (*2)	Deposits	303,916	261,470
	Debt securities	9,771,484	9,552,081
	Loans	810,540	1,126,446
	Derivative assets	8,343,712	5,774,203
	Others	281,832	156,134

	Sub-total	19,511,484	16,870,334

Financial assets at FVTOCI	Debt securities and others	80,059,451	82,071,637
Securities at amortized cost	Debt securities	18,767,880	18,707,459
Derivative assets	Derivative assets (Designated for hedging)	150,822	217,180
Off-balance accounts	Payment guarantees (*3)	17,738,164	16,070,098
	Loan commitments	137,516,914	134,286,067

	Sub-total	155,255,078	150,356,165

	Total (*1)	697,988,381	680,718,558

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of March 31, 2026 and December 31, 2025, the financial guarantee amount of 5,367,797 million Won and 5,032,808million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2026
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	391,150,902	6,274,079	6,929,451	815,005	1,325,379	17,748,850	424,243,666
Securities at amortized cost	17,896,465	92,498	650,331	—	—	128,586	18,767,880
Financial assets at FVTPL	16,215,958	189	1,201,742	736,890	222,262	1,134,443	19,511,484
Financial assets at FVTOCI	67,367,658	1,126,063	5,260,986	866,670	736,632	4,701,442	80,059,451
Derivative assets (Designated for hedging)	145,599	—	2,916	—	2,307	—	150,822
Off-balance accounts	147,680,670	1,107,979	1,474,181	410,927	51,936	4,529,385	155,255,078

Total	640,457,252	8,600,808	15,519,607	2,829,492	2,338,516	28,242,706	697,988,381

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	381,895,446	5,455,324	6,700,018	775,262	1,266,134	16,403,599	412,495,783
Securities at amortized cost	17,720,610	55,390	779,676	—	—	151,783	18,707,459
Financial assets at FVTPL	14,030,387	32	1,151,755	502,905	277,765	907,490	16,870,334
Financial assets at FVTOCI	70,443,271	1,102,112	4,752,496	400,316	591,861	4,781,581	82,071,637
Derivative assets (Designated for hedging)	180,170	—	30,719	—	6,291	—	217,180
Off-balance accounts	142,669,598	1,069,795	1,439,439	756,252	35,333	4,385,748	150,356,165

Total	626,939,482	7,682,653	14,854,103	2,434,735	2,177,384	26,630,201	680,718,558

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2026 and December 31, 2025 (Unit: Korean Won in millions):

	March 31, 2026
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,905,339	53,665,489	47,254,273	5,784,119	200,787,691	27,846,755	424,243,666
Securities at amortized cost	109,885	—	8,164,057	39,969	—	10,453,969	18,767,880
Financial assets at FVTPL	569,530	849,332	12,059,497	129,038	17	5,904,070	19,511,484
Financial assets at FVTOCI	550,986	1,449,171	36,327,076	797,504	—	40,934,714	80,059,451
Derivative assets (Designated for hedging)	—	—	150,822	—	—	—	150,822
Off-balance accounts	25,626,386	28,491,944	14,332,404	3,395,201	73,925,677	9,483,466	155,255,078

Total	115,762,126	84,455,936	118,288,129	10,145,831	274,713,385	94,622,974	697,988,381

	December 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,350,901	52,551,867	40,292,287	5,754,395	196,402,459	29,143,874	412,495,783
Securities at amortized cost	89,611	—	8,009,336	39,968	—	10,568,544	18,707,459
Financial assets at FVTPL	498,155	677,238	9,126,225	145,149	100	6,423,467	16,870,334
Financial assets at FVTOCI	388,717	1,308,907	39,468,777	867,980	—	40,037,256	82,071,637
Derivative assets (Designated for hedging)	—	—	217,180	—	—	—	217,180
Off-balance accounts	24,121,840	25,922,599	14,542,861	3,533,170	73,040,583	9,195,112	150,356,165

Total	113,449,224	80,460,611	111,656,666	10,340,662	269,443,142	95,368,253	680,718,558

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of March 31, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	March 31, 2026
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	364,365,294	32,562,793	13,989,579	12,092,964	3,763,923	1,219,408	427,993,961	(3,750,295)	424,243,666
Korean treasury and government agencies	1,067,830	—	—	—	—	—	1,067,830	(502)	1,067,328
Banks	28,277,129	466,985	126	—	—	—	28,744,240	(31,431)	28,712,809
Corporates	155,997,252	25,594,916	3,107,106	4,601,535	1,731,630	1,219,408	192,251,847	(2,172,082)	190,079,765
General business	110,384,283	16,297,675	2,336,760	3,074,591	1,096,202	—	133,189,511	(1,472,802)	131,716,709
Small- and medium-sized enterprise	30,626,435	8,461,206	539,806	1,395,292	339,245	—	41,361,984	(422,025)	40,939,959
Project financing and others	14,986,534	836,035	230,540	131,652	296,183	1,219,408	17,700,352	(277,255)	17,423,097
Consumers	179,023,083	6,500,892	10,882,347	7,491,429	2,032,293	—	205,930,044	(1,546,280)	204,383,764
Securities at amortized cost	18,778,922	—	—	—	—	—	18,778,922	(11,042)	18,767,880
Financial assets at FVTOCI (*3)	79,885,922	173,529	—	—	—	—	80,059,451	(28,932)	80,059,451

Total	463,030,138	32,736,322	13,989,579	12,092,964	3,763,923	1,219,408	526,832,334	(3,790,269)	523,070,997

	March 31, 2026
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	248,613,004	22,254,935	1,312,938	1,201,804	273,382,681
Korean treasury and government agencies	127,483	—	—	—	127,483
Banks	2,045,886	—	—	—	2,045,886
Corporates	104,600,058	6,566,928	763,547	1,201,804	113,132,337
General business	62,206,545	4,673,284	479,149	—	67,358,978
Small- and medium-sized enterprise	30,608,113	1,559,608	147,348	—	32,315,069
Project financing and others	11,785,400	334,036	137,050	1,201,804	13,458,290
Consumers	141,839,577	15,688,007	549,391	—	158,076,975
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	248,613,004	22,254,935	1,312,938	1,201,804	273,382,681

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	354,069,178	30,632,768	13,842,896	12,837,364	3,564,522	1,137,650	416,084,378	(3,588,595)	412,495,783
Korean treasury and government agencies	539,215	—	—	—	—	—	539,215	(901)	538,314
Banks	22,832,170	380,843	—	—	—	—	23,213,013	(23,056)	23,189,957
Corporates	155,984,903	23,571,082	3,177,635	5,395,186	1,733,385	1,137,650	190,999,841	(2,246,407)	188,753,434
General business	107,006,628	14,727,532	2,404,812	3,754,332	1,102,892	—	128,996,196	(1,518,049)	127,478,147
Small- and medium-sized enterprise	33,828,252	8,118,497	542,006	1,469,338	368,686	—	44,326,779	(456,931)	43,869,848
Project financing and others	15,150,023	725,053	230,817	171,516	261,807	1,137,650	17,676,866	(271,427)	17,405,439
Consumers	174,712,890	6,680,843	10,665,261	7,442,178	1,831,137	—	201,332,309	(1,318,231)	200,014,078
Securities at amortized cost	18,718,526	—	—	—	—	—	18,718,526	(11,067)	18,707,459
Financial assets at FVTOCI (*3)	81,911,940	159,697	—	—	—	—	82,071,637	(29,204)	82,071,637

Total	454,699,644	30,792,465	13,842,896	12,837,364	3,564,522	1,137,650	516,874,541	(3,628,866)	513,274,879

	December 31, 2025
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011
Korean treasury and government agencies	103,817	—	—	—	103,817
Banks	1,815,479	—	—	—	1,815,479
Corporates	99,471,630	7,066,546	720,305	1,128,343	108,386,824
General business	61,218,056	5,128,816	516,966	—	66,863,838
Small- and medium-sized enterprise	26,662,910	1,594,623	142,383	—	28,399,916
Project financing and others	11,590,664	343,107	60,956	1,128,343	13,123,070
Consumers	141,273,827	15,316,260	498,804	—	157,088,891
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	16,789,937	798,275	61,752	69,460	18,740	17,738,164
Loan Commitments	130,584,989	3,775,914	2,708,524	413,639	33,848	137,516,914

Total	147,374,926	4,574,189	2,770,276	483,099	52,588	155,255,078

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2025
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,186,145	776,039	18,603	66,204	23,107	16,070,098
Loan commitments	127,446,436	3,821,389	2,461,016	521,696	35,530	134,286,067

Total	142,632,581	4,597,428	2,479,619	587,900	58,637	150,356,165

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the three-month period ended March 31, 2026, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, default risks that may occur due to sudden default, and residual risk-bearing equity capital for other losses.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII (Change in Net Interest Income) and ΔEVE (Change in Economic Value of Equity) in accordance with IRRBB (Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 34. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	407,699	102,922	112,104	454,094	242,387	—	1,319,206
Deposits due to customers	234,799,020	41,407,378	47,642,522	33,576,325	19,915,425	1,173,299	378,513,969
Borrowings	17,438,104	4,916,948	3,885,423	3,946,867	4,711,143	509,506	35,407,991
Debentures	4,813,477	4,748,325	4,639,096	5,511,519	33,534,856	4,221,026	57,468,299
Lease liabilities	63,182	57,647	51,463	46,118	355,007	43,864	617,281
Other financial liabilities (*)	38,848,473	208,835	47,589	38,898	1,380,584	3,585,965	44,110,344
Investment contract liabilities	3,647,189	—	—	—	—	—	3,647,189

Total	300,017,144	51,442,055	56,378,197	43,573,821	60,139,402	9,533,660	521,084,279

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	456,606	103,174	131,181	310,111	324,118	17,501	1,342,691
Deposits due to customers	239,003,957	43,936,717	31,733,945	47,843,702	18,670,748	1,212,186	382,401,255
Borrowings	18,209,601	4,676,557	3,879,109	3,202,042	3,881,934	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	35,650,614	4,127,981	59,707,068
Lease liabilities	66,838	55,213	50,236	43,549	357,379	44,575	617,790
Other financial liabilities(*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	293,069,603	52,560,895	40,562,344	56,033,351	59,988,650	9,770,431	511,985,274

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2026	Cash flow risk hedge	880,491	115,920	760,926	36,301	1,113,650	62,659	2,969,947
	Fair value risk hedge	51,449	26,094	41,021	(12,993)	78,579	(36,931)	147,219
	Trading purpose	7,473,900	—	—	—	—	—	7,473,900
December 31, 2025	Cash flow risk hedge	245,304	721,902	69,178	691,883	608,819	35,265	2,372,351
	Fair value risk hedge	8,927	24,385	15,933	20,814	38,364	(10,613)	97,810
	Trading purpose	5,129,664	—	—	—	—	—	5,129,664

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Payment guarantees	17,738,164	16,070,098
Loan commitments	137,516,914	134,286,067
Other commitments	6,706,752	5,806,012

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, people and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the major subsidiaries have established a Business Continuity Plan (BCP) and conducts annual simulation drills.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operating Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, insurance, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Insurance	Contracting and maintenance of insurance policies, payment of insurance benefits, provision of life insurance-related services, and accompanying business for customers of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	The composition of each organization’s sectors for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Banking (*1)	Life Insurance	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,780,201	(64,890)	193,540	51,929	28,717	6,171	1,995,668	35,992	266,165	5,328	2,303,153
Non-interest income (expense)	437,766	164,125	42,307	57,815	41,368	1,334,104	2,077,485	3,199	(263,437)	(1,362,654)	454,593
Impairment losses due to credit loss	(365,659)	(8,867)	(100,422)	(33,985)	(8,637)	(7,271)	(524,841)	(858)	(2,745)	1,662	(526,782)
General and administrative expense	(1,188,382)	(24,060)	(79,775)	(25,103)	(44,802)	(112,608)	(1,474,730)	(148)	—	52,069	(1,422,809)

Net operating income (expense)	663,926	66,308	55,650	50,656	16,646	1,220,396	2,073,582	38,185	(17)	(1,303,595)	808,155

Share of gain of associates	10,055	2,256	—	(360)	(55)	1,300	13,196	—	—	15,567	28,763
Other non-operating expense	7,639	4,577	(285)	(8)	(20)	1,863	13,766	473	17	(2,982)	11,274

Non-operating income (expense)	17,694	6,833	(285)	(368)	(75)	3,163	26,962	473	17	12,585	40,037

Net income (expense) before tax	681,620	73,141	55,365	50,288	16,571	1,223,559	2,100,544	38,658	—	(1,291,010)	848,192
Tax expense	(159,822)	(18,184)	(10,430)	(10,537)	(2,530)	(7,688)	(209,191)	—	—	432	(208,759)

Net income (loss)	521,798	54,957	44,935	39,751	14,041	1,215,871	1,891,353	38,658	—	(1,290,578)	639,433

Total assets	513,322,091	53,964,040	17,393,814	12,680,221	10,740,879	33,181,142	641,282,187	3,945,846	—	(32,642,733)	612,585,300

Investment in associate	833,202	5,710	—	30,199	8,860	25,932,245	26,810,216	—	—	(25,010,758)	1,799,458
Other assets	512,488,889	53,958,330	17,393,814	12,650,022	10,732,019	7,248,897	614,471,971	3,945,846	—	(7,631,975)	610,785,842

Total liabilities	482,643,164	50,814,844	14,473,231	10,835,082	9,516,294	7,191,198	575,473,813	74,308	—	(2,869,129)	572,678,992

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 126,607 million Won and fund contribution fees of 139,984 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 40,423 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,243,373 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		For the three-month period ended March 31, 2025
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,662,549	186,359	51,567	25,038	24,861	1,950,374	40,667	260,383	567	2,251,991
Non-interest income(expense)	518,018	51,133	44,554	14,540	1,504,725	2,132,970	(5,181)	(237,518)	(1,531,326)	358,945
Impairment losses due to credit loss	(238,724)	(103,778)	(31,117)	(10,255)	(29,706)	(413,580)	642	(22,901)	338	(435,501)
General and administrative expense	(1,126,784)	(74,536)	(24,666)	(28,169)	(102,795)	(1,356,950)	(161)	—	50,939	(1,306,172)

Net operating income(expense)	815,059	59,178	40,338	1,154	1,397,085	2,312,814	35,967	(36)	(1,479,482)	869,263

Share of gain of associates	1,869	—	(325)	44	2,985	4,573	1,742	—	3,720	10,035
Other non-operating expense	1,253	(14,010)	(7)	22	145	(12,597)	454	36	(2,596)	(14,703)

Non-operating income(expense)	3,122	(14,010)	(332)	66	3,130	(8,024)	2,196	36	1,124	(4,668)

Net income(expense) before tax	818,181	45,168	40,006	1,220	1,400,215	2,304,790	38,163	—	(1,478,358)	864,595
Tax expense	(182,963)	(11,990)	(9,376)	67	(7,396)	(211,658)	—	—	1,619	(210,039)

Net income(loss)	635,218	33,178	30,630	1,287	1,392,819	2,093,132	38,163	—	(1,476,739)	654,556

Total assets	494,062,206	16,000,783	12,446,351	7,670,803	32,087,028	562,267,171	3,702,197	—	(33,273,104)	532,696,264

Investment in associate	1,057,250	—	31,880	3,339	24,490,180	25,582,649	4,832	—	(23,838,703)	1,748,778
Other assets	493,004,956	16,000,783	12,414,471	7,667,464	7,596,848	536,684,522	3,697,365	—	(9,434,401)	530,947,486

Total liabilities	465,902,343	13,224,992	10,721,208	6,521,593	5,804,817	502,174,953	76,142	—	(5,077,833)	497,173,262

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 130,370 million Won and fund contribution fees of 130,108 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 37,793 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,429,225 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
Details	2026	2025
Domestic	847,806	741,900
Foreign	(39,651)	127,363

Total	808,155	869,263

(4)	Major non-current assets as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

Details (*)	March 31, 2026	December 31, 2025
Domestic	9,297,640	7,364,083
Foreign	599,772	552,243

Total	9,897,412	7,916,326

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2026 and 2025.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Cash	2,743,781	1,826,020
Foreign currencies	958,338	642,158
Demand deposits	30,761,063	35,891,982
Fixed deposits	107,292	139,519

Total	34,570,474	38,499,679

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	March 31, 2026	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	12,358,542	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	2,641,486	Reserve deposits etc.

Total		15,000,028

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,555,802	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,919,255	Reserve deposits etc.

Total		23,475,057

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Financial assets at fair value through profit or loss	37,038,061	34,245,475

(2)	Financial assets at fair value through profit or loss as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Deposits:
Gold banking asset	303,916	261,470
Securities:
Debt securities
Korean treasury and government agencies	5,701,422	6,044,402
Financial institutions	1,160,224	883,209
Corporates	1,954,952	1,614,666
Foreign currency bond	692,929	698,615
Others	261,957	311,189
Equity securities	1,701,360	1,613,419
Capital contributions	3,224,684	3,085,315
Beneficiary certificates	12,253,872	12,359,483
Others	537,900	387,342

Sub-total	27,489,300	26,997,640

Loans	810,540	1,126,446
Derivatives assets	8,343,712	5,774,203
Other financial assets	90,593	85,716

Total	37,038,061	34,245,475

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2026 and December 31, 2025.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Debt securities:
Korean treasury and government agencies	21,404,617	20,371,690
Financial institutions	28,721,753	32,931,685
Corporates	10,807,293	10,108,432
Bond denominated in foreign currencies	14,320,304	12,974,851
Securities loaned	4,794,556	5,674,738
Sub-total	80,048,523	82,061,396

Equity securities: (*)
Stocks	1,297,934	1,011,907
Capital contributions	11,634	11,634
Others	391,294	404,344

Sub-total	1,700,862	1,427,885

Loans:	10,928	10,241

Total	81,760,313	83,499,522

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*)

The equity instruments are designated as financial assets at fair value through other comprehensive income (FVTOCI), as they are held for strategic business alliances, acquisitions through debt-to-equity conversions, and similar purposes.

(2)

The fair value gains or losses recognized in other comprehensive income related to equity securities designated as financial assets measured at fair value through other comprehensive income (FVTOCI) for the periods ended March 31, 2026 and 2025, are as follows (Unit: Korean Won in millions):

	For the three-month period ended
	March 31, 2026		March 31, 2025
	Disposals	Holdings	Disposals	Holdings
Equity securities:
Stocks	81	61,950	(4,716)	44,610
Capital contributions	—	—	—	—
Others	—	(13,050)	—	—

Total	81	48,900	(4,716)	44,610

(3)

Details of equity securities designated as financial assets measured at fair value through other comprehensive income (FVTOCI) that were disposed of during the periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the three-month period ended
	March 31, 2026 (*1)		March 31, 2025 (*2)
	Fair value at disposal	Cumulative gain (loss)	Fair value at disposal	Cumulative gain (loss)
Equity securities:
Stocks	712	252	42	(1,353)
Capital contributions	—	—	—	—
Others	—	—	—	—

Total	712	252	42	(1,353)

(*1)	It was disposed due to a change in the purpose of holding.
(*2)	It was disposed of due to the disposal of shares acquired through debt-to-equity conversions and other related reasons.

(4)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,204)	—	—	(29,204)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(1,916)	—	—	(1,916)
Disposal	2,275	—	—	2,275
Others (*)	(87)	—	—	(87)

Ending balance	(28,932)	—	—	(28,932)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(728)	—	—	(728)
Disposal	1,531	—	—	1,531
Others (*)	(240)	—	—	(240)

Ending balance	(28,521)	—	—	(28,521)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	82,071,637	—	—	82,071,637
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,355,271	—	—	12,355,271
Disposal / Recovery	(13,120,774)	—	—	(13,120,774)
Gain (loss) on valuation	(1,968,788)	—	—	(1,968,788)
Amortization based on effective interest method	66,088	—	—	66,088
Others (*)	656,017	—	—	656,017

Ending balance	80,059,451	—	—	80,059,451

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	7,893,050	—	—	7,893,050
Disposal / Recovery	(8,702,613)	—	—	(8,702,613)
Gain (loss) on valuation	66,549	—	—	66,549
Amortization based on effective interest method	49,574	—	—	49,574
Others (*)	(132,713)	—	—	(132,713)

Ending balance	42,096,518	—	—	42,096,518

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Korean treasury and government agencies	9,500,220	9,698,695
Financial institutions	3,688,821	3,352,648
Corporates	4,633,080	4,587,881
Bond denominated in foreign currencies	956,801	1,079,302
Allowance for credit losses	(11,042)	(11,067)

Total	18,767,880	18,707,459

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,067)	—	—	(11,067)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of loss allowance	52	—	—	52
Others (*)	(27)	—	—	(27)

Ending balance	(11,042)	—	—	(11,042)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of loss allowance	90	—	—	90
Others (*)	4	—	—	4

Ending balance	(10,669)	—	—	(10,669)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	18,718,526	—	—	18,718,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	956,205	—	—	956,205
Disposal / Recovery	(977,562)	—	—	(977,562)
Amortization based on effective interest method	28,688	—	—	28,688
Others (*)	53,065	—	—	53,065

Ending balance	18,778,922	—	—	18,778,922

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,005,252	—	—	1,005,252
Disposal / Recovery	(1,167,209)	—	—	(1,167,209)
Amortization based on effective interest method	26,839	—	—	26,839
Others (*)	(3,729)	—	—	(3,729)

Ending balance	19,075,093	—	—	19,075,093

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Due from banks	3,486,168	2,674,644
Loans	397,896,585	398,706,030
Other financial assets	22,860,913	11,115,109

Total	424,243,666	412,495,783

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Due from banks in local currency:
Due from depository banks	499,255	531,542
Due from non-depository institutions	21,755	20,624
Due for securities trading	311,480	196,557
Others	361,724	407,445
Loss allowance	(1,032)	(408)

Sub-total	1,193,182	1,155,760

Due from banks in foreign currencies:
Due from banks on demand	172,382	149,839
Due from banks on time	442,919	276,498
Others	1,684,461	1,096,819
Loss allowance	(6,776)	(4,272)

Sub-total	2,292,986	1,518,884

Total	3,486,168	2,674,644

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2026	Reason of restriction
Due from banks in local currency:
Others	Citi Bank and others	238,415	Reserve deposits and others
Securities trading	Korea exchange and Korea Securities Finance Corporation	302,321	Customer deposit refund reserve and futures trading margin and others

	Sub-total	540,736

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	171,730	Reserve deposits and others
Due from banks on time	TORONTO DOMINION BANK, NEW YORK and others	181,608	Federal Reserve Discount Window and others
Others	GOLDMAN SACHS INTL., LON and others	1,224,867	CSA collateral and others

	Sub-total	1,578,205

	Total	2,118,941

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Others	Citi Bank and others	248,704	Reserve deposits
Securities trading	Korea Exchange Co.,Ltd. and Korea Securities Finance Corporation and others	165,304	Customer deposit refund reserve and futures trading margin and others

	Sub-total	414,008

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	149,279	Reserve deposits and others
Due from banks on time	Toronto Dominion Bank, New York, and others	129,141	Federal Reserve Discount Window
Others	GOLDMAN SACHS INTL., LON and others	775,829	CSA collateral and others

	Sub-total	1,054,249

	Total	1,468,257

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,680)	—	—	(4,680)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(3,052)	—	—	(3,052)
Others (*)	(76)	—	—	(76)

Ending balance	(7,808)	—	—	(7,808)

(*) Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	350	—	—	350
Others (*)	(20)	—	—	(20)

Ending balance	(5,997)	—	—	(5,997)

(*) Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,679,324	—	—	2,679,324
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	761,315	—	—	761,315
Others (*)	53,337	—	—	53,337

Ending balance	3,493,976	—	—	3,493,976

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	(61,858)	—	—	(61,858)
Others (*)	2,294	—	—	2,294

Ending balance	2,577,367	—	—	2,577,367

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Loans in local currency	325,009,413	322,659,399
Loans in foreign currencies	35,636,382	32,375,735
Domestic banker’s usance	2,909,377	2,647,891
Credit card accounts	13,883,581	13,960,884
Bills bought in foreign currencies	4,043,914	4,396,122
Bills bought in local currency	88,676	82,657
Factoring receivables	7,049	6,315
Advances for customers on guarantees	31,334	12,602
Private placement bonds	731,377	669,431
Securitized loans	3,310,946	3,325,383
Call loans	2,677,346	2,430,625
Bonds purchased under resale agreements	7,978,138	14,598,594
Financial lease receivables	924,887	991,331
Installment financial bond	2,440,229	2,429,860
Securities loans	723,115	445,960
Others	2,258	2,257
Loan origination costs and fees	926,881	926,343
Discounted present value	(9,215)	(9,107)
Allowance for credit losses	(3,419,103)	(3,246,252)

Total	397,896,585	398,706,030

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(204,589)	(157,463)	(316,231)	(956,618)	(480,701)	(689,861)	(9,309)
Transfer to 12-month expected credit losses	(20,763)	20,172	591	(35,859)	34,730	1,129	—
Transfer to lifetime expected credit losses	13,074	(16,019)	2,945	14,490	(16,814)	2,324	—
Transfer to credit-impaired financial assets	2,941	19,506	(22,447)	9,561	56,163	(65,724)	—
Net reversal(provision) of allowance for credit losses	(5,848)	(26,528)	(197,784)	(10,368)	(5,179)	(175,458)	(5,549)
Recovery	—	—	(11,303)	—	—	(21,902)	—
Charge-off	—	—	65,346	—	—	155,686	—
Disposal	35	236	17,356	3	651	60,937	2,055
Interest income from impaired loans	—	—	4,275	—	—	8,591	—
Others	(827)	(1,113)	(4,671)	(3,422)	(862)	(3,086)	(1,539)

Ending balance	(215,977)	(161,209)	(461,923)	(982,213)	(412,012)	(727,364)	(14,342)

3

	For the three-month period ended March 31, 2026
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(130,557)	(103,829)	(197,094)	(1,291,764)	(741,993)	(1,203,186)	(9,309)
Transfer to 12-month expected credit losses	(16,280)	16,221	59	(72,902)	71,123	1,779	—
Transfer to lifetime expected credit losses	7,705	(8,956)	1,251	35,269	(41,789)	6,520	—
Transfer to credit-impaired financial assets	1,182	26,605	(27,787)	13,684	102,274	(115,958)	—
Net reversal(provision) of allowance for credit losses	3,942	(35,816)	(79,245)	(12,274)	(67,523)	(452,487)	(5,549)
Recovery	—	—	(5,798)	—	—	(39,003)	—
Charge-off	—	—	77,153	—	—	298,185	—
Disposal	—	—	27,181	38	887	105,474	2,055
Interest income from impaired loans	—	—	—	—	—	12,866	—
Others	—	—	—	(4,249)	(1,975)	(7,757)	(1,539)

Ending balance	(134,008)	(105,775)	(204,280)	(1,332,198)	(678,996)	(1,393,567)	(14,342)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(22,762)	22,063	699	(58,285)	56,846	1,439	—
Transfer to lifetime expected credit losses	16,700	(19,951)	3,251	18,867	(23,579)	4,712	—
Transfer to credit-impaired financial assets	4,076	24,975	(29,051)	6,005	126,331	(132,336)	—
Net reversal(provision) of allowance for credit losses	37,355	(47,357)	(53,373)	17,998	(83,644)	(179,363)	(2,680)
Recovery	—	—	(10,929)	—	—	(6,165)	—
Charge-off	—	—	43,533	—	—	99,592	—
Disposal	2	127	16,555	—	391	38,899	1,570
Interest income from impaired loans	—	—	3,877	—	—	6,922	—
Others	(1,256)	(149)	2,391	5,813	936	4,827	(1,547)

Ending balance	(194,215)	(168,607)	(303,172)	(981,101)	(622,365)	(787,394)	(9,952)

	For the three-month period ended March 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(17,615)	17,523	92	(98,662)	96,432	2,230	—
Transfer to lifetime expected credit losses	10,109	(11,221)	1,112	45,676	(54,751)	9,075	—
Transfer to credit-impaired financial assets	3,101	26,478	(29,579)	13,182	177,784	(190,966)	—
Net reversal(provision) of allowance for credit losses	4,854	(43,263)	(77,391)	60,207	(174,264)	(310,127)	(2,680)
Recovery	—	—	(5,930)	—	—	(23,024)	—
Charge-off	—	—	76,260	—	—	219,385	—
Disposal	—	—	14,518	2	518	69,972	1,570
Interest income from impaired loans	—	—	—	—	—	10,799	—
Others	—	—	—	4,557	787	7,218	(1,547)

Ending balance	(122,848)	(125,513)	(179,085)	(1,298,164)	(916,485)	(1,269,651)	(9,952)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	147,019,855	15,304,705	932,172	211,707,132	10,163,569	1,717,711	1,137,650
Transfer to 12-month expected credit losses	2,858,403	(2,851,173)	(7,230)	1,237,377	(1,233,348)	(4,029)	—
Transfer to lifetime expected credit losses	(3,910,515)	3,935,234	(24,719)	(1,570,532)	1,576,637	(6,105)	—
Transfer to credit-impaired financial assets	(67,637)	(155,310)	222,947	(220,909)	(371,667)	592,576	—
Charge-off	—	—	(65,346)	—	—	(155,686)	—
Disposal	(182)	(540)	(53,045)	(39)	(1,659)	(240,482)	(2,055)
Net increase(decrease)	827,707	(622,600)	101,321	489,246	(754,330)	(171,529)	83,813

Ending balance	146,727,631	15,610,316	1,106,100	211,642,275	9,379,202	1,732,456	1,219,408

	For the three-month period ended March 31, 2026
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	12,520,632	1,133,638	315,217	371,247,619	26,601,912	2,965,100	1,137,650
Transfer to 12-month expected credit losses	389,460	(389,338)	(122)	4,485,240	(4,473,859)	(11,381)	—
Transfer to lifetime expected credit losses	(563,698)	565,490	(1,792)	(6,044,745)	6,077,361	(32,616)	—
Transfer to credit-impaired financial assets	(35,502)	(81,537)	117,039	(324,048)	(608,514)	932,562	—
Charge-off	—	—	(77,153)	—	—	(298,185)	—
Disposal	—	—	(45,841)	(221)	(2,199)	(339,368)	(2,055)
Net increase(decrease)	268,736	(227,219)	10,290	1,585,689	(1,604,149)	(59,918)	83,813

Ending balance	12,579,628	1,001,034	317,638	370,949,534	25,990,552	3,156,194	1,219,408

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	3,066,312	(3,060,360)	(5,952)	2,181,075	(2,178,468)	(2,607)	—
Transfer to lifetime expected credit losses	(4,191,199)	4,219,327	(28,128)	(1,509,090)	1,523,647	(14,557)	—
Transfer to credit-impaired financial assets	(69,968)	(176,613)	246,581	(225,072)	(504,761)	729,833	—
Charge-off	—	—	(43,533)	—	—	(99,592)	—
Disposal	(16)	(422)	(47,365)	—	(1,718)	(171,421)	(1,571)
Net increase(decrease)	350,803	(951,729)	(126,566)	3,903,829	(564,548)	(2,557)	(31,788)

Ending balance	140,159,478	15,094,105	776,905	210,375,765	9,699,793	1,930,915	1,113,788

	For the three-month period ended March 31, 2025
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	261,767	(261,618)	(149)	5,509,154	(5,500,446)	(8,708)	—
Transfer to lifetime expected credit losses	(388,310)	389,927	(1,617)	(6,088,599)	6,132,901	(44,302)	—
Transfer to credit-impaired financial assets	(38,976)	(76,603)	115,579	(334,016)	(757,977)	1,091,993	—
Charge-off	—	—	(76,260)	—	—	(219,385)	—
Disposal	—	—	(22,615)	(16)	(2,140)	(241,401)	(1,571)
Net increase(decrease)	(349,048)	19,145	16,219	3,905,584	(1,497,132)	(112,904)	(31,788)

Ending balance	10,657,318	1,106,969	311,130	361,192,561	25,900,867	3,018,950	1,113,788

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Cash Management Account asset (CMA asset)	95,000	115,000
Receivables	18,786,283	7,543,495
Accrued income	2,397,527	2,277,963
Telex and telephone subscription rights and refundable deposits	808,324	805,980
Domestic exchange settlement debit	666,583	273,249
Other assets	430,580	437,085
Allowance for credit losses	(323,384)	(337,663)

Total	22,860,913	11,115,109

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,255)	(13,656)	(296,752)	(337,663)
Transfer to 12-month expected credit losses	(216)	185	31	—
Transfer to lifetime expected credit losses	282	(336)	54	—
Transfer to credit-impaired financial assets	128	1,385	(1,513)	—
Reversal (provision) of loss allowance	11,667	(1,386)	1,751	12,032
Charge-off	—	—	4,221	4,221
Disposal	—	—	169	169
Others	(299)	(218)	(1,626)	(2,143)

Ending balance	(15,693)	(14,026)	(293,665)	(323,384)

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(294)	274	20	—
Transfer to lifetime expected credit losses	224	(283)	59	—
Transfer to credit-impaired financial assets	561	7,089	(7,650)	—
Reversal (provision) of loss allowance	(12,814)	(3,800)	1,242	(15,372)
Charge-off	—	—	2,302	2,302
Disposal	—	—	225	225
Others	174	(5)	(80)	89

Ending balance	(33,083)	(18,745)	(173,942)	(225,770)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	10,775,002	78,348	599,422	11,452,772
Transfer to 12-month expected credit losses	8,637	(8,604)	(33)	—
Transfer to lifetime expected credit losses	(14,365)	14,464	(99)	—
Transfer to credit-impaired financial assets	(1,921)	(5,088)	7,009	—
Charge-off	—	—	(4,221)	(4,221)
Disposal	—	—	(199)	(199)
Net increase (decrease)	11,717,224	12,871	5,850	11,735,945

Ending balance	22,484,577	91,991	607,729	23,184,297

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	11,285	(11,262)	(23)	—
Transfer to lifetime expected credit losses	(14,135)	14,198	(63)	—
Transfer to credit-impaired financial assets	(4,314)	(19,571)	23,885	—
Charge-off	—	—	(2,302)	(2,302)
Disposal	—	—	(260)	(260)
Net increase (decrease)	9,430,807	14,975	(9,513)	9,436,269

Ending balance	18,859,092	97,594	461,953	19,418,639

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and common OTC derivatives such as swaps, forwards and options that do not require significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	303,916	—	—	303,916
Debt securities	4,447,036	5,241,482	82,966	9,771,484
Equity securities	1,112,404	—	588,956	1,701,360
Capital contributions	—	10,906	3,213,778	3,224,684
Beneficiary certificates	1,076,800	3,825,103	7,351,969	12,253,872
Loans	—	587,705	222,835	810,540
Derivative assets	78	8,342,757	877	8,343,712
Other financial assets in foreign currency	—	3,422	88,826	92,248
Others	—	266,736	269,509	536,245

Sub-total	6,940,234	18,278,111	11,819,716	37,038,061

Financial assets at FVTOCI
Debt securities	30,309,412	49,739,111	—	80,048,523
Equity securities	610,271	—	1,090,591	1,700,862
Loans	—	—	10,928	10,928

Sub-total	30,919,683	49,739,111	1,101,519	81,760,313

Derivative assets (designated for hedging)	—	150,822	—	150,822

Total	37,859,917	68,168,044	12,921,235	118,949,196

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	304,098	—	—	304,098
Derivative liabilities	—	7,473,020	880	7,473,900
Securities sold	460,274	—	—	460,274

Sub-total	764,372	7,473,020	880	8,238,272

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	439,941	—	439,941
Derivative liabilities (designated for hedging)	—	1,110,170	—	1,110,170

Total	764,372	9,023,131	880	9,788,383

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	261,470	—	—	261,470
Debt securities	4,635,643	4,840,091	76,347	9,552,081
Equity securities	1,063,788	—	549,631	1,613,419
Capital contributions	—	12,186	3,073,129	3,085,315
Beneficiary certificates	1,118,879	4,112,983	7,127,621	12,359,483
Loans	—	901,831	224,615	1,126,446
Derivative assets	—	5,773,283	920	5,774,203
Other financial assets in foreign currency	—	1,898	83,949	85,847
Others	—	146,475	240,736	387,211

Sub-total	7,079,780	15,788,747	11,376,948	34,245,475

Financial assets at FVTOCI
Debt securities	29,820,964	52,240,432	—	82,061,396
Equity securities	363,401	—	1,064,484	1,427,885
Loans	—	—	10,241	10,241

Sub-total	30,184,365	52,240,432	1,074,725	83,499,522

Derivative assets (designated for hedging)	—	217,180	—	217,180

Total	37,264,145	68,246,359	12,451,673	117,962,177

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	263,251	—	—	263,251
Derivative liabilities	—	5,129,428	236	5,129,664
Securities sold	496,518	—	—	496,518

Sub-total	759,769	5,129,428	236	5,889,433

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	467,501	—	467,501
Derivative liabilities (designated for hedging)	—	615,361	—	615,361

Total	759,769	6,212,290	236	6,972,295

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of March 31, 2026 and December 31, 2025 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, credit spread, matrix method yield to maturity, effective credit grade, company-specific risk spread, weighted average expected maturity of MBS with consideration for prepayment, discount rate.
Equity securities, capital contributions and beneficiary certificates	Fair value is measured by using the net asset value method, DCF, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, risk adjusted discount rate method, LSMC (Least-Squares Monte Carlo), Hull-White model and Binomial tree model.	Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate beta, discount rate based on credit rating, volatility of stock prices, volatility of interest rates and exchange rate.
Derivatives	Fair value is measured using valuation techniques commonly employed by market participants, including option pricing models, discounted cash flow (DCF) models, implied forward rate calculation methods, regression analysis methods, and valuation techniques based on observable market inputs for derivatives such as interest rate swaps, currency swaps, etc.	Discount rate, volatility of underlying assets, exchange rate, risk-free market rate, credit spread, forward rate, OIS, KTB, and CDS rates.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
Deposits due to customers	Fair value is measured by Hull-White model.	Discount rate, swaption volatility, etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of March 31, 2026 and December 31, 2025 are as follows :

	Valuation methods	Input variables
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model), LSMC (Least-Squares Monte Carlo) and Hull-White which are generally used in the market considering the price of underlying assets and volatility.

Price of underlying assets, volatility, discount rate, volatility of stock, risk-free market rate, credit spread, interest rate, correlation coefficient
Equity securities, capital contributions and beneficiary certificates	Fair value is measured using one or more valuation methodologies—such as the Discounted Cash Flow (DCF) model, Free Cash Flow to Equity (FCFE) model, comparable company analysis, dividend discount model, risk-adjusted discount rate method, net asset value method, LSMC, binomial model, market approach, Hull-White model, Monte-Carlo Simulation or precedent transactions model—selected as appropriate in consideration of the characteristics of the valuation subject.	Risk-free market return, market risk premium, company beta, stock price, underlying asset volatility, fair value of underlying assets, price of the underlying asset, recent transaction price, discount rate based on credit rating, interest rate volatility, real estate sale price volatility, price-to-book ratio

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	Valuation methods	Input variables
(PBR), price-to-sales ratio (PSR), net asset value, paid-in capital increase amount, issuance information by instrument, matrix-based yield to maturity (YTM), company-specific risk spread, perpetual growth rate, liquidation value change rate and interest rate.
Debt securities	Future cash flows of the debt securities are measured by discounting them using a market interest rate applicable to companies with credit ratings similar to that of the issuer	Discount rate, perpetual growth rate, and liquidation value change rate
Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility of underlying assets etc.
Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

March 31, 2026
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	31.25%~78.91%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	1.1%~7.40%	Fair value increases as discount rate decreases.
	Hull-White model		Volatility	0.61%, 0.97%	Variation of fair value increases as volatility increases.
Derivative assets	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	26.79%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	16.01%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Volatility of stock	35.25%~83.17%	Variation of fair value increases as volatility of stock increases.
			Stock prices, Volatility of underlying asset	15.29%~37.39%	Variation of fair value increases as volatility and stock price increases
	DCF model and others		Discount rate	2.78%~17.75%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Interest rate	2.52%~3.90%	Fair value increases as interest rate decreases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
			Weighted Average Cost of Capital	7.85%~9.85%	Fair value increases as weighted average cost of capital decreases.
			Volatility	0.86%~1.11%	Variation of fair value increases as volatility increases.
	LSMC(Hull-White)		Volatility	0.6%	Variation of fair value increases as volatility increases.
			Discount rate	3.32%~7.10%	Fair value increases as discount rate decreases.
	Market approach		Stock price	7,668~410,500	Variation of fair value increases as stock price increases.
	Net asset value method		Volatility of liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.29%~50.79%	Variation of fair value increases as volatility and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

December 31, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	23.45%~37.48%	Variation of fair value increases as volatility increases.
Loans	DCF model and others		Discount rate	0.70%~5.26%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	22.55%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	16.88%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Stocks, capital contributions,	Binomial Tree		Volatility of stock	20.19%~31.51%	Fair value increases as volatility of stock increases
and beneficiary certificates			Stock prices, Volatility of underlying asset	14.91%~34.34%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	2.77%~19.05%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~12.41%	Fair value increases as liquidation value increases.
			Interest rate	2.38%~3.42%	Fair value increases as interest rate decreases.
	LMSC(Hull-White)		Volatility	0.56%	Variation of fair value increases as volatility increases.
			Discount rate	3.83%~6.10%	Fair value increases as discount rate decreases.
	Market Value Approach		Stock volatility	27.86%~31.51%	Variation of fair value increases as stock volatility increases.
Others	Binomial Tree and others		Stock prices, Volatility of underlying asset	14.91%~42.44%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	76,347	6,619	—	—	—	—	82,966
Equity securities	549,631	11,912	—	66,185	(37,539)	(1,233)	588,956
Capital contributions	3,073,129	83,180	—	144,135	(86,666)	—	3,213,778
Beneficiary certificates	7,127,621	143,288	—	100,494	(19,434)	—	7,351,969
Loans	224,615	(8,499)	—	113,006	(101,091)	(5,196)	222,835
Derivative assets	920	(686)	—	643	—	—	877
Other financial assets in foreign currency	83,949	2,856	—	2,021	—	—	88,826
Others	240,736	(658)	—	32,028	(2,597)	—	269,509

Sub-total	11,376,948	238,012	—	458,512	(247,327)	(6,429)	11,819,716

Financial assets at FVTOCI
Equity securities	1,064,484	—	25,271	1,200	(364)	—	1,090,591
Loans	10,241	—	687	—	—	—	10,928
Sub-total	1,074,725	—	25,958	1,200	(364)	—	1,101,519

Total	12,451,673	238,012	25,958	459,712	(247,691)	(6,429)	12,921,235

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	236	—	—	644	—	—	880

Total	236	—	—	644	—	—	880

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 178,748 million Won for the period ended March 31, 2026, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	(796)	—	7,030	—	—	13,591
Equity securities	398,899	(1,576)	—	31,564	(5,076)	(7,650)	416,161
Capital contributions	2,853,513	3,901	—	109,908	(66,785)	—	2,900,537
Beneficiary certificates	2,105,160	14,335	—	46,087	(31,550)	—	2,134,032
Loans	34,776	7	—	2	(262)	—	34,523
Derivative assets	1,188	33	—	—	(53)	—	1,168
Other financial assets in foreign currency	48,345	(115)	—	—	—	—	48,230
Others	238,266	4,263	—	—	(3,844)	—	238,685

Sub-total	5,687,504	20,052	—	194,591	(107,570)	(7,650)	5,786,927

Financial assets at FVTOCI
Equity securities	559,434	—	18,796	—	(10)	(5,530)	572,690

Total:	6,246,938	20,052	18,796	194,591	(107,580)	(13,180)	6,359,617

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	(1,402)	—	—

Total	1,402	—	—	—	(1,402)	—	—

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 27,354 million Won for the period ended March 31, 2025, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by two or more unobservable input variables, the sensitivity analysis is calculated by assuming the most favorable or the most unfavorable scenario. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 12,922,115 million Won and 12,451,909 million Won as of March 31, 2026 and December 31, 2025, respectively, equity instruments of 6,776,478 million Won and 6,234,075 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	March 31, 2026
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*4)	20	(20)	—	—
Loans (*2)	274	(270)	—	—
Debt securities (*3)	1,414	(1,389)	—	—
Equity securities (*2) (*4) (*5)	23,465	(17,655)	—	—
Beneficiary certificates (*5)(*6)	57,260	(54,934)	—	—
Others (*4)	2,009	(1,743)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*5)	—	—	66,126	(61,037)

Total	84,442	(76,011)	66,126	(61,037)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1%p each, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.

(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%,

(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.

(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~2%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the beneficiary certificates is not possible in practice, fair value changes of the financial assets whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets by 1%p.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*4)	19	(19)	—	—
Loans (*2)	258	(265)	—	—
Debt securities (*3)	1,343	(1,360)	—	—
Equity securities (*2) (*4) (*5)	23,858	(17,454)	—	—
Beneficiary certificates (*5) (*6)	55,124	(52,986)	—	—
Others (*4)	2,731	(2,458)	—	—
Financial assets at FVTOCI
Equity securities (*5)	—	—	50,556	(44,137)

Total	83,333	(74,542)	50,556	(44,137)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1%p each, respectively.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing the correlation between the key unobservable inputs—growth rate (0%p~1%p) and discount rate, or liquidation value (-1%~1%) and discount rate.

(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.

(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%~10%), which are major unobservable variables.

(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%p.

(5)

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions). Fair value information for cash that is not measured at fair value because the carrying amount is a reasonable approximation of fair value is not included.

	March 31, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,918,662	11,668,329	—	18,586,991	18,767,880
Loans and other financial assets at amortized cost	—	20,692,002	405,046,069	425,738,071	424,243,666
Financial liabilities:
Deposits due to customers	—	373,031,517	—	373,031,517	372,424,821
Borrowings	—	34,028,025	565,481	34,593,506	34,659,852
Debentures	—	51,668,349	1,279,361	52,947,710	53,430,972
Investment contract liabilities	—	—	3,378,712	3,378,712	3,378,712
Other financial liabilities (*)	—	49,281,464	1,544,701	50,826,165	50,905,606

(*)	Lease liabilities are excluded as of March 31, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,900,333	11,750,572	—	18,650,905	18,707,459
Loans and other financial assets at amortized cost	—	9,214,407	405,939,832	415,154,239	412,495,783
Financial liabilities:
Deposits due to customers	—	376,725,914	—	376,725,914	376,580,845
Borrowings	—	33,953,026	184,609	34,137,635	34,183,267
Debentures	—	54,302,059	1,256,084	55,558,143	55,583,392
Investment contract liabilities	—	—	3,433,611	3,433,611	3,433,611
Other financial liabilities (*)	—	36,473,258	932,195	37,405,453	37,576,486

(*)	Lease liabilities are excluded as of December 31, 2025.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities

The fair value is measured by discounting the projected cash flow of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.

Risk-free market rate, credit spread and forward rate

Investment contract liabilities	Since it is difficult to derive reliable expected cash flows, the book value of the reserves calculated in accordance with the Insurance Business Act and the Insurance Supervisory Regulations was used as a proxy for fair value.	—

(6)	Deferred day 1 profits or losses

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Beginning balance	—	28
Amounts recognized in losses	—	(28)

Ending balance	—	—

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss as of March 31, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(7)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2026
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	303,916	—	3,486,168	—	3,790,084
Securities	27,489,300	81,749,385	18,767,880	—	128,006,565
Loans	810,540	10,928	397,896,585	—	398,718,053
Derivative assets	8,343,712	—	—	150,822	8,494,534
Other financial assets	90,593	—	22,860,913	—	22,951,506

Total	37,038,061	81,760,313	443,011,546	150,822	561,960,742

	March 31, 2026
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	304,098	439,941	372,424,821	—	373,168,860
Borrowings	460,274	—	34,659,852	—	35,120,126
Debentures	—	—	53,430,972	—	53,430,972
Investment contract liabilities	—	—	3,378,712	—	3,378,712
Derivative liabilities	7,473,900	—	—	1,110,170	8,584,070
Other financial liabilities (*)	—	—	50,905,606	—	50,905,606

Total	8,238,272	439,941	514,799,963	1,110,170	524,588,346

(*)	Lease liabilities are excluded as of March 31, 2026.

	December 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	261,470	—	2,674,644	—	2,936,114
Securities	26,997,640	83,489,281	18,707,459	—	129,194,380
Loans	1,126,446	10,241	398,706,030	—	399,842,717
Derivative assets	5,774,203	—	—	217,180	5,991,383
Other financial assets	85,716	—	11,115,109	—	11,200,825

Total	34,245,475	83,499,522	431,203,242	217,180	549,165,419

	December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	263,251	467,501	376,580,845	—	377,311,597
Borrowings	496,518	—	34,183,267	—	34,679,785
Debentures	—	—	55,583,392	—	55,583,392
Investment contract liabilities	—	—	3,433,611	—	3,433,611
Derivative liabilities	5,129,664	—	—	615,361	5,745,025
Other financial liabilities (*)	—	—	37,576,486	—	37,576,486

Total	5,889,433	467,501	507,357,601	615,361	514,329,896

(*)	Lease liabilities are excluded as of December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2026-02-28
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2026-03-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2026-02-28
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
K BANK Co., Ltd. (*7)	Finance	—	12.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2026-03-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*3)	Other financial services	20.0	20.0	Korea	2026-03-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2026-03-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2025-12-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2026-03-31
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2025-12-31
Win Mortgage Co., Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2025-12-31
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2026-03-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2026-03-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2026-03-31
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2026-03-31
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2026-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2026-03-31
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2026-03-31
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2026-03-31
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2026-03-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.5	8.7	Korea	2026-03-31
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2026-03-31
Woori General Private Securities Investment Trust No. 8 (bond)	Collective investment business	28.6	28.6	Korea	2026-03-31
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2026-03-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2026-03-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2026-03-31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2026-03-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2026-03-31
Woori Investment Securities Co., Ltd.
Lux-Mason Innovation Technology Fund#2	Other financial services	23.1	23.1	Korea	2026-03-31
AIP NMC Venture Fund No.1	Other financial services	26.8	26.8	Korea	2026-03-31
ST Fund No.52 (*11)	Other financial services	45.5	—	Korea	2026-03-31
AP K-Beauty Investment Fund 1 (*11)	Other financial services	68.2	—	Korea	2026-03-31
Wanted Lab 2601 New Technology Investment Fund (*11)	Other financial services	23.8	—	Korea	2026-03-31
Best New Mobility New Technology Investment Fund 2nd (*11)	Other financial services	46.9	—	Korea	2026-03-31
Pioneer Investment Fund 3 (*11)	Other financial services	31.3	—	Korea	2026-03-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2026-03-31
Tongyang Life Insurance Co., Ltd. (*5)
Woori Global Secondary Private Placement Investment Trust No. 2	Collective investment business	12.0	12.0	Korea	2026-03-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	Collective investment business	1.0	0.7	Korea	2026-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
ABL Life Insurance Co., Ltd. (*5)
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	Collective investment business	25.0	25.0	Korea	2026-03-31
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	Collective investment business	20.0	20.0	Korea	2026-03-31
Woori Asset Management Co. Ltd.
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] (*11)	Other financial services	23.2	—	Korea	2026-03-31
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*10)	Other financial services	4.0	4.0	Korea	2026-03-31
Aarden Woori Apparel 1st Private Equity Fund (*10)	Other financial services	0.5	0.5	Korea	2026-03-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*10)	Other financial services	4.8	4.8	Korea	2026-03-31
Woori Bailey National Growth Private Equity Fund (*11)	Other financial services	0.8	—	Korea	2026-03-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2026-03-31
Capstone Special Restructuring Private Investment Trust No.4	Collective investment business	46.2	46.2	Korea	2026-03-31

Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*8)	Asset Management	37.5	37.5	Korea	2026-03-31
KTBN Venture Fund No.8(*8) (*9)	Asset Management	21.7	21.7	Korea	2026-03-31
KTBN Digital Contents Korea Fund No.9(*7)	Asset Management	—	30.0	Korea	—
KTBN Media Contents Fund (*8) (*9) (*10)	Asset Management	15.0	15.0	Korea	2026-03-31
KTB China Synergy Fund(*8) (*9) (*10)	Asset Management	15.1	15.1	Korea	2026-03-31
KTBN Venture Fund No.13(*8) (*9) (*10)	Asset Management	19.6	19.6	Korea	2026-03-31
KTBN Future Contents Fund(*9) (*10)	Asset Management	13.3	13.3	Korea	2026-03-31
KTBN Venture Fund No.16(*10)	Asset Management	10.3	10.3	Korea	2026-03-31
KTBN Venture Fund No.18(*10)	Asset Management	10.1	10.1	Korea	2026-03-31
KB-KTB Technology Venture Fund(*10)	Asset Management	18.2	18.2	Korea	2026-03-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2026-03-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2026-03-31
Woori 2025 Secondary Fund	Asset Management	20.0	20.0	Korea	2026-03-31
Woori Venture-EverBest Corporate Turnaround Private Equity Fund (*10) (*11)	Asset Management	22.9	—	Korea	2026-03-31
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2026-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*7)	Other financial services	—	47.8	Japan	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.1
Ulsan Yeocheon Development Co., Ltd.	Sewage and wastewater management	50.0	50.0	Korea	2026-03-31
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2026-02-28
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2026-03-31
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	21.3	21.3	Korea	—
Rea Company (*3)	Manufacturing	26.1	26.1	Korea	—
ARAM CMC Co., Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO., LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2026-03-31
SAMJI TEXTILE CO., LTD. (*3)	Wholesale and commodity brokerage	29.8	29.8	Korea	—
TH International Co., LTD (*3)	Cosmetics wholesale and general travel services	21.5	21.5	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund (*8)	Other financial services	23.4	23.4	Korea	—
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2026-03-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2026-03-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2026-03-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2026-03-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2026-03-31
IGEN2023No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2026-03-31
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2026-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2026-03-31
Woori bank and Tongyang Life Insurance Co., Ltd. (*5)
VOGO Fund (*3)	Other financial investment	24.0	24.0	Korea	—
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	Collective investment business	14.6	14.6	Korea	2026-03-31
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund	Other financial investment	28.8	28.8	Korea	2026-03-31
Woori Asset Management Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*5)
Woorinara Short-Term Bond Securities Investment Trust (Bond)	Collective investment business	1.7	6.8	Korea	2026-03-31
ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Together TDF 2025	Collective investment business	19.4	17.2	Korea	2026-03-31
Woori Together TDF 2030	Collective investment business	16.8	17.3	Korea	2026-03-31
Woori Together TDF 2035	Collective investment business	4.4	4.3	Korea	2026-03-31
Woori Together TDF 2040	Collective investment business	19.1	20.4	Korea	2026-03-31
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	5.7	4.4	Korea	2025603-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*6)	Trust and collective investment	34.3	34.3	Korea	2026-03-31
Woori Eugene Energy Link Private Equity Fund	Other financial services	7.9	7.9	Korea	2026-03-31
Woori NH Co-Growth Private Equity Fund I	Other financial services	20.0	20.0	Korea	2026-03-31
ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori Dyno 1st Private Equity Fund (*10)	Other financial services	49.0	19.6	Korea	2026-03-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2026	December 31, 2025	Location	Financial statements as of
Woori Bank, ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori IMM Green Net Zero Fund	Other financial services	23.6	23.6	Korea	2026-03-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2026-03-31
Woori Venture Partners Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	1.7	6.4	Korea	2026-03-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2026-03-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	33.0	Korea	2026-03-31
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2026-03-31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2026 and December 31, 2025.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2026 and December 31, 2025.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current year. (*8) It has been liquidating as of December 31, 2026.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	March 31, 2026
W Service Networks Co., Ltd.	108	204	(9)	—	—	(5)	—	190
Korea Credit Bureau Co., Ltd.	3,313	12,354	220	—	—	(450)	—	12,124
Korea Finance Security Co., Ltd.	3,267	3,832	(2)	—	—	—	—	3,830
K BANK Co., Ltd.	—	269,700	—	—	(269,700)	—	—	—
Partner One Value Up I Private Equity Fund	5,039	2,010	(525)	—	—	—	—	1,485
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	1,235	—	—	—	—	—	1,235
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,630	4,630	(590)	—	—	—	—	4,040
LOTTE CARD Co., Ltd.	346,810	590,619	(2,771)	—	—	(4,723)	6,077	589,202
Union Technology Finance Investment Association	13,449	9,283	(485)	—	—	—	—	8,798
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	101	(23)	—	—	—	—	78
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	11,082	55	—	—	—	—	11,137
BTS 2nd Private Equity Fund	9,823	8,244	58	1,058	—	—	—	9,360
STASSETS FUND III	15,000	12,439	(1,441)	1,500	—	—	—	12,498
SF CREDIT PARTNERS, LLC	15,504	19,016	345	—	—	—	1,023	20,384
Ulsan Yeocheon Development Co., Ltd.	207	201	(5)	—	—	—	—	196
Japanese Hotel Real Estate Private Equity Fund No.2	3,080	2,696	(4)	—	(48)	—	92	2,736
Woori Seoul Beltway Private Special Asset Fund No.1	20,797	19,929	168	1,030	—	(163)	—	20,964
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	40,525	172	—	—	—	—	40,697
Woori Asset Global Partnership Fund No.5	82,106	75,146	5,002	11,250	(1,636)	(1,526)	—	88,236
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,013	366	—	—	—	—	60,379
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,172	(58)	—	—	(213)	—	9,901
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	40,914	260	—	—	(1,166)	—	40,008
Woori General Private Securities Investment Trust No. 8 (bond)	40,000	39,840	(149)	—	—	—	—	39,691
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	39,703	125	—	—	—	—	39,828
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Darwin Green Packaging Private Equity Fund	4,000	3,901	—	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	18,842	(380)	—	—	—	—	18,462
Lux-Mason Innovation Technology Fund#2	1,500	1,498	(8)	—	—	—	—	1,490
AIP NMC Venture Fund No.1	2,000	1,997	(10)	—	—	—	—	1,987
ST Fund No.52	1,000	—	(20)	1,000	—	—	—	980
AP K-Beauty Investment Fund 1	1,500	—	(5)	1,500	—	—	—	1,495
Wanted Lab 2601 New Technology Investment Fund	1,000	—	(19)	1,000	—	—	—	981
Best New Mobility New Technology Investment Fund 2nd	750	—	(2)	750	—	—	—	748
Pioneer Investment Fund 3	500	—	(2)	500	—	—	—	498

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	March 31, 2026
Woori FirstValue Private Real Estate Fund No.2se	9,000	212	(1)	—	—	—	—	211
Woori Global Secondary Private Placement Investment Trust No. 2	10,626	11,011	177	446	(653)	(418)	—	10,563
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	59,467	30,645	43	60,000	(30,645)	—	—	60,043
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	23,417	29,588	903	—	(2,303)	(593)	—	27,595
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	22,368	24,850	468	1,117	—	—	—	26,435
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds]	1,500	—	83	—	1,565	—	—	1,648
Australia Green Energy 1st PEF	4,913	5,445	48	—	—	—	—	5,493
Aarden Woori Apparel 1st Private Equity Fund	100	93	(1)	—	—	—	—	92
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	2,035	3	—	—	—	—	2,038
Woori Bailey National Growth Private Equity	2,900	—	(2)	2,900	—	—	—	2,898
KCLAVIS NPL Investment Trust NO 1-2	15,000	17,146	413	—	—	—	—	17,559
Capstone Special Restructuring Private Investment Trust No.4	15,000	15,113	358	—	—	(357)	—	15,114
KTB-KORUS FUNDv	—	757	(25)	—	—	—	—	732
KTBN Venture Fund No.8	195	1,029	4	—	—	—	—	1,033
KTBN Digital Contents Korea Fund No.9	—	2,181	(767)	—	(1,414)	—	—	—
KTBN Media Contents Fund	—	204	—	—	—	—	—	204
KTB China Synergy Fund	11,775	18,039	(393)	—	—	—	—	17,646
KTBN Venture Fund No.13	—	29,240	(1,684)	—	(400)	(3,816)	—	23,340
KTBN Future Contents Fund	2,356	3,006	(10)	—	—	—	—	2,996
KTBN Venture Fund No.16	4,400	19,585	223	—	(4,600)	—	—	15,208
KTBN Venture Fund No.18	25,650	21,429	93	—	—	—	—	21,522
KB-KTB Technology Venture Fundv	10,000	8,457	(216)	—	—	—	—	8,241
WOORI 2022 Scaleup Venture Fund	54,824	52,411	562	—	—	—	—	52,973
Woori 2022 Start-up Venture Fund	13,100	11,652	(43)	—	—	—	—	11,609
Woori 2025 Secondary Fund	6,188	6,157	(91)	—	—	—	—	6,066
Woori Venture-EverBest Corporate Turnaround Private Equity Fund	—	—	—	—	—	—	—	—
Chirochem	250	161	—	—	—	—	—	161
Godo Kaisha Oceanos 1	—	—	—	—	—	—	—	—
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	11	—	—	—	—	—	11
Rea Company (*)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Genesis Eco No.1 Private Equity Fund	12,000	11,018	(228)	—	—	—	—	10,790
Paratus Woori Material Component Equipment joint venture company (*)	—	8,090	1,244	—	(9,334)	—	—	—
Midas No. 8 Private Equity Joint Venture Company	18,419	17,971	—	—	—	—	—	17,971
Orchestra Private Equity Fund IV	9,700	9,588	(36)	—	—	—	—	9,552
Synaptic Green No.1 PEF	8,000	9,047	(1,102)	—	—	—	—	7,945
IGEN2022No. 1 Private Equity Fundv	5,130	6,012	340	—	(185)	(127)	—	6,040
PCC-Woori LP Secondary Fund	9,659	8,138	85	—	(776)	—	—	7,447

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2026
	Acquisition cost	January 1, 2026	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	March 31, 2026
Synaptic Future Growth Private Equity Fund	7,188	8,089	1,314	35	—	—	—	9,438
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	658	—	1	658	—	—	—	659
Healthcare Investment Fund	1,315	2,941	419	—	(1,652)	—	—	1,708
Woorinara Short-Term Bond Securities Investment Trust (Bond)	15,821	40,280	3	16,000	(40,061)	—	—	16,222
Woori Together TDF 2025	3,225	3,866	10	—	—	—	—	3,876
Woori Together TDF 2030	3,863	5,058	(22)	—	—	—	—	5,036
Woori Together TDF 2035	1,912	2,396	(35)	—	—	—	—	2,361
Woori Together TDF 2040	3,377	4,437	(28)	—	—	—	—	4,409
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	5,037	5,516	93	207	—	—	—	5,816
Woori-Q Corporate Restructuring Private Equity Fund	28,209	33,023	1,806	—	—	—	—	34,829
Woori Eugene Energy Link Private Equity Fund	5,500	5,699	(63)	—	—	—	—	5,636
Woori NH Co-Growth Private Equity Fund I	5,280	6,189	1,546	—	—	—	—	7,735
Woori Dyno 1st Private Equity Fund	5,454	3,628	2,436	3,454	—	—	—	9,518
Woori IMM Green Net Zero Fund	9,960	10,370	839	—	—	—	—	11,209
NH Woori Newdeal Growth Alpha Private Equity Fund 1	5,000	3,692	(357)	—	—	—	—	3,335
Woori BIG SATISFACTION SHINJONG MMF 3rd	80,947	130,389	(374)	192,000	(237,312)	—	—	84,703
Woori-Shinyoung Growth-Cap Private Equity Fund I	10,579	36,324	3,708	—	—	—	—	40,032
NH Woori New deal Co-Investment No.1 Private Equity Fund	60,031	61,402	11,687	—	—	—	—	73,089
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	35,274	4,966	—	(96)	—	—	40,144

	1,471,372	2,080,008	28,660	296,405	(599,250)	(13,557)	7,192	1,799,458

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 98 million Won in Paratus Woori Material Component Equipment joint venture company ,7 million Won in Orient Shipyard Co., Ltd., 6 million Won in KG FASHION CO., LTD., 6 million Won for Market&Farm Co., Ltd. and the accumulated amount is 98 million Won in Paratus Woori Material Component Equipment joint venture company, 55 million Won for Orient Shipyard Co., Ltd., 195 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 44 million Won for Market&Farm Co., Ltd., 672 million Won in JC Assurance No.2 Private Equity Fund.

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses), etc	Acquisition	Disposal/ Reclassification	Dividends	Change in capital, etc	March 31, 2025
W Service Networks Co., Ltd.	108	204	(28)	—	—	(5)	—	171
Korea Credit Bureau Co., Ltd.	3,313	9,001	442	—	—	(90)	—	9,353
Korea Finance Security Co., Ltd.	3,267	3,616	29	—	—	—	—	3,645
K BANK Co., Ltd.	224,657	262,250	(1,869)	—	—	—	162	260,543
Partner One Value Up I Private Equity Fund	5,039	2,123	(31)	—	—	—	—	2,092
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(8)	—	—	—	—	2,255
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,532	—	—	—	—	—	4,532
LOTTE CARD Co., Ltd.	346,810	575,580	5,012	—	—	(7,743)	207	573,056
Union Technology Finance Investment Association	13,449	11,770	(2,385)	—	—	—	—	9,385

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	March 31, 2025
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co., Ltd.	23	135	(31)	—	—	(9)	—	95
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	64	—	—	—	—	10,911
BTS 2nd Private Equity Fund	8,146	7,799	(42)	—	—	—	—	7,757
STASSETS FUND III	12,000	11,178	(49)	—	—	—	—	11,129
SF CREDIT PARTNERS, LLC	13,059	16,000	159	—	—	—	(35)	16,124
Japanese Hotel Real Estate Private Equity Fund No.2	3,154	2,805	45	—	(12)	(38)	84	2,884
Woori Seoul Beltway Private Special Asset Fund No.1	16,975	16,076	140	1,049	—	(134)	—	17,131
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	513	—	—	—	—	42,296
Woori Asset Global Partnership Fund No.5	52,500	54,977	118	—	—	—	—	55,095
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	817	—	—	—	—	60,841
Woori Big Satisfaction General Private Securities Investment
Trust No. 3 (bond)	10,000	10,493	142	—	—	(603)	—	10,032
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	549	—	—	(2,552)	—	40,087
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	41,116	610	—	—	—	—	41,726
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	457	—	—	—	—	40,934
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	160	46	—	—	—	—	206
Darwin Green Packaging Private Equity Fund	4,000	3,904	—	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(387)	—	—	—	—	18,848
Woori FirstValue Private Real Estate Fund No.2	9,000	567	1	—	—	—	—	568
Woori Together TDF 2025	3,000	3,577	31	—	—	—	—	3,608
Woori Together TDF 2050	2,600	—	(141)	—	3,005	—	—	2,864
Woori Together TDF 2030	3,000	3,724	35	—	(3,759)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	220	1	—	(221)	—	—	—
Woori Together TDF 2035	3,000	3,448	39	—	(3,487)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	(14)	—	—	—	—	5,250
Aarden Woori Apparel 1st Private Equity Fund	100	95	23	—	—	—	—	118
Woori Dyno 1st Private Equity Fund	2,000	2,849	(5)	—	—	—	—	2,844
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,200	1,996	6	200	—	—	—	2,202
Woori Eugene Energy Link Private Equity Fund	500	—	(25)	500	—	—	—	475
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	419	—	—	—	—	15,841
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	—	15,000	—	—	—	15,000
KTB-KORUS FUND	337	1,789	—	—	—	—	—	1,789
KTBN Venture Fund No.8	195	1,529	—	—	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,006	6	—	—	—	—	5,012
KTBN Media Contents Fund	—	154	—	—	—	—	—	154
KTB China Synergy Fund	12,400	18,949	(177)	—	—	—	—	18,772
NAVER-KTB Audio Contents Fund	300	248	—	—	—	—	—	248
KTBN Venture Fund No.13	4,400	15,659	61	—	—	—	—	15,720
KTBN Future Contents Fund	3,472	4,193	140	—	-528	—	—	3,805
KTBN Venture Fund No.16	12,200	15,853	1,023	—	—	—	—	16,876

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month period ended March 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	March 31, 2025
KTBN Venture Fund No.18	27,075	25,506	(27)	—	—	—	—	25,479
KB-KTB Technology Venture Fund	10,000	9,350	(107)	—	—	—	—	9,243
WOORI 2022 Scaleup Venture Fund	27,720	17,809	149	6,776	—	—	—	24,734
WOORI 2022 Start-up Venture Fund	13,100	12,773	(62)	—	—	—	—	12,711
KTBN GI Private Equity Fund	—	5	—	—	—	—	—	5
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	6,473	7,347	1,743	—	(4,327)	(37)	106	4,832
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	3	—	—	—	—	12
Rea Company (*)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	17,595	17,517	195	—	—	(208)	—	17,504
Genesis Eco No.1 Private Equity Fund	12,000	10,847	129	—	—	—	—	10,976
Paratus Woori Material Component Equipment joint venture company	17,700	16,714	(64)	—	—	—	—	16,650
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	(64)	—	—	—	—	18,143
Orchestra Private Equity Fund IV	9,700	9,610	(37)	—	—	—	—	9,573
Synaptic Green No.1 PEF	8,000	7,499	(37)	—	—	—	—	7,462
IGEN2022No. 1 Private Equity Fund	7,422	7,972	918	—	—	(790)	—	8,100
PCC-Woori LP Secondary Fund	10,435	8,648	(52)	—	—	—	—	8,596
Synaptic Future Growth Private Equity Fund	6,325	7,685	(353)	—	(435)	—	—	6,897
Healthcare Investment Fund	3,000	—	(57)	—	3,000	—	—	2,943
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	4,011	79	—	—	—	—	4,090
Woori-Q Corporate Restructuring Private Equity Fund	29,627	34,007	(77)	—	—	—	—	33,930
NH Woori Newdeal Growth Alpha Private Equity Fund 1	44,512	55,539	227	—	(5,506)	(180)	—	50,080
Woori BIG SATISFACTION SHINJONG MMF 3rd	45,083	41,984	311	8,000	(2,003)	—	—	48,292
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,555	29,696	664	—	(524)	—	—	29,836
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204	481	—	—	—	—	5,685
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	230	—	—	—	—	34,149

	1,476,698	1,748,810	9,985	31,525	(29,677)	(12,389)	524	1,748,778

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 13 million Won in KG FASHION CO., LTD., 8 million Won for Market&Farm Co.,Ltd., 3 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 8 million Won for Market&Farm Co.,Ltd., 47 million Won for Orient Shipyard Co.,Ltd., 172 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 669 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Lease assets	3,814,805	3,823,620
Prepaid expenses	526,046	416,230
Advance payments	80,438	75,234
Non-operational assets	44,020	43,050
Others	60,275	66,594

Total	4,525,584	4,424,728

14.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Financial instruments at fair value through profit or loss	8,238,272	5,889,433
Financial liabilities designated to be measured at FVTPL	439,941	467,501

Total	8,678,213	6,356,934

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Deposits
Gold banking liabilities	304,098	263,251
Borrowings
Securities sold	460,274	496,518
Derivative liabilities	7,473,900	5,129,664

Total	8,238,272	5,889,433

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Deposits due to customers
Time deposits	439,941	467,501

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026	For the three-month period ended March 31, 2025
Financial liabilities designated to be measured at FVTPL at the end of each period	439,941	567,820
Changes in fair value due to change in credit risk (*)	110	(35)
Accumulated change in fair value due to change in credit risk	(1,647)	(1,866)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are a loss of 110 million Won and a gain of 35 million Won during the three-month periods ended March 31, 2026 and 2025, with an accumulated profit of 1,647 million Won and 1,866 million Won, respectively.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Carrying amount	439,941	467,501
Nominal amount at maturity	450,000	450,000
Difference	(10,059)	17,501

15.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Deposits in local currency:
Deposits on demand	9,137,680	8,195,492
Savings deposits with withdrawal on demand	124,161,971	125,367,093
Other savings deposits	175,052,611	173,435,409
Mutual installment	17,361	18,219
Deposits on notes payables	3,357,711	3,685,924
Deposits on CMA	102,561	112,671
Certificate of deposits	6,689,972	9,274,299
Other deposits	917,369	955,588

Sub-total	319,437,236	321,044,695

Deposits in foreign currencies:
Foreign currency deposits	52,594,614	55,428,606
Present value discount	(87,074)	(138,961)

Customers’ deposits for beneficiary	480,045	246,505

Total	372,424,821	376,580,845

16.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,824,691
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,215,899
Others	The Korea Development Bank and others	0.0 ~ 4.7	9,393,889

Sub-total			13,434,479
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 10.0	14,124,993
Bills sold	Others	0.0 ~ 2.0	1,960
Call money	Bank and others	1.3 ~ 10.0	2,364,791
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 14.7	4,737,008
Present value discount			(3,379)

Total			34,659,852

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,845,239
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,195,534
Others	The Korea Development Bank and others	0.0 ~ 4.6	8,378,570

Sub-total			12,419,343
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 10.0	13,071,842
Bills sold	Others	0.0 ~ 2.0	1,033
Call money	Bank and others	1.7 ~ 10.0	2,013,940
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 14.9	6,678,468
Present value discount			(1,359)

Total			34,183,267

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2026		December 31, 2025
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.9 ~ 7.5	45,147,614	0.8 ~ 7.5	47,124,232
Subordinated bonds	1.9 ~ 6.7	6,492,153	1.9 ~ 6.7	6,683,193
Other bonds	2.9 ~ 17.0	1,791,775	2.9 ~ 17.0	1,782,423

Sub-total		53,431,542		55,589,848

Discounts on bonds		(570)		(6,456)

Total		53,430,972		55,583,392

(*)

Included debentures under fair value hedge amounting to 3,449,606 million won and 4,046,624 million won as of March 31, 2026 and December 31, 2025 respectively. Also, debentures under cash flow hedge amounting to 1,371,587 million won and 1,410,514 million won are included as of March 31, 2026 and December 31, 2025 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

17.	INSURANCE CONTRACTS

(1)	Details of insurance contracts assets and insurance contracts liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	7,449,093	7,379,841	24,671,840	4,097,120	43,597,894

Net insurance contracts liabilities (asset)	7,449,093	7,379,841	24,671,840	4,097,120	43,597,894

Reinsurance contracts assets	352,864	227,695	6,832	—	587,391
Reinsurance contracts liabilities	49,781	130,100	580	—	180,461

Net reinsurance contracts assets (liabilities)	303,083	97,595	6,252	—	406,930

	December 31, 2025
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Net insurance contracts liabilities (asset)	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Reinsurance contracts assets	381,667	231,261	7,279	—	620,207
Reinsurance contracts liabilities	52,842	131,344	606	—	184,792

Net reinsurance contracts assets (liabilities)	328,825	99,917	6,673	—	435,415

(2)	Details of net insurance income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Insurance service result of insurance contracts	69,702	—
Insurance income	528,420	—
Estimated incurred claims and other insurance service expenses	342,078	—
Changes in risk adjustment	12,521	—
Amortization of contractual service margin	77,556	—
Amortization of insurance acquisition cash flows	92,554	—
Loss component allocation amount	(544)	—
Other insurance income	4,255	—
Insurance service expenses	458,718	—
Actual incurred claims and other insurance service expenses	350,533	—
Amortization of insurance acquisition cash flows	92,554	—
Changes in liability for incurred claims	4,961	—
(Reversal of) loss component allocation amount	7,024	—
Other insurance service expenses	3,646	—
Insurance service result of reinsurance contracts	(2,145)	—
Reinsurance income	17,212	—
Actual incurred claims and insurance service expenses	16,451	—
Changes in cash flow from incurred claims	521	—
Changes in loss recovery component	240	—
Reinsurance service expenses	19,357	—
Estimated incurred claims and insurance service expenses	15,655	—
Changes in risk adjustment	627	—
Amortization of contractual service margin	3,075	—

Total insurance service result	67,557	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Details of net insurance finance income and expenses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Investment income
Interest income	322,993	—
Gain(loss) on financial assets	279,538	—
Other investment income	(18,090)	—
Investment income recognized in net income	584,441	—
Investment income recognized in other comprehensive income (*)	(1,804,401)	—

Sub-total	(1,219,960)	—

Insurance finance interest income and other insurance finance income
Insurance finance interest income	(391,332)	—
Effect of change in fair value of underlying assets of participating insurance contracts	(243,501)	—
Effect of changes in discount rates and others	46,132	—
Insurance finance income recognized in net income	(588,701)	—
Insurance finance income recognized in other comprehensive income (*)	2,240,648	—

Sub-total	1,651,947	—

Reinsurance finance interest income and other reinsurance finance income
Reinsurance finance interest income	3,450	—
Effect of changes in credit risk of reinsurance liabilities	64	—
Effect of changes in discount rates and others	—	—
Reinsurance finance income recognized in net income	3,514	—
Reinsurance finance income recognized in other comprehensive income (*)	(22,543)	—

Sub-total	(19,029)	—

Total investment income and insurance and reinsurance finance income recognized in profit or loss	(746)	—
Total investment income and insurance and reinsurance finance income recognized in other comprehensive income	413,704	—

Total	412,958	—

(*)	Finance income recognized in other comprehensive income is presented before income tax effects and non-controlling interests.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

18.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Asset retirement obligation	114,881	106,786
Provisions for guarantees (*1)	74,437	79,317
Provisions for unused loan commitments	134,545	137,081
Other provisions (*2)	464,752	467,549

Total	788,615	790,733

(*1)	Provisions for guarantees include provision for financial guarantee of 49,113 million won and 52,733 million won as of March 31, 2026 and December 31, 2025, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	60,091	3,407	15,819	79,317
Transfer to 12-month expected credit loss	179	(179)	—	—
Transfer to expected credit loss for the entire period	(26)	26	—	—
Transfer to credit-impaired financial assets	(4)	(45)	49	—
Net provision (reversal) of unused amount	1,223	230	(2,897)	(1,444)
Others (*)	(3,437)	1	—	(3,436)

Ending balance	58,026	3,440	12,971	74,437

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	329	(329)	—	—
Transfer to expected credit loss for the entire period	(90)	90	—	—
Transfer to credit-impaired financial assets	(6)	(7)	13	—
Net provision (reversal) of unused amount	1,391	(675)	(3,335)	(2,619)
Others (*)	(86)	(4)	—	(90)

Ending balance	58,847	1,609	8,305	68,761

(*)	Recognized as a result of changes in financial guarantee liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	111,499	21,647	3,935	137,081
Transfer to 12-month expected credit loss	6,469	(6,445)	(24)	—
Transfer to expected credit loss for the entire period	(1,395)	1,398	(3)	—
Transfer to credit-impaired financial assets	(89)	(123)	212	—
Net provision (reversal) of unused amount	(5,820)	3,618	(289)	(2,491)
Others	265	—	(310)	(45)

Ending balance	110,929	20,095	3,521	134,545

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	6,289	(6,270)	(19)	—
Transfer to expected credit loss for the entire period	(2,403)	2,408	(5)	—
Transfer to credit-impaired financial assets	(317)	(166)	483	—
Net provision (reversal) of unused amount	(4,844)	3,305	(2,865)	(4,404)
Others	(55)	—	—	(55)

Ending balance	106,888	24,173	2,042	133,103

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2026 and 2025, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Beginning balance	106,786	97,772
Provisions provided	2,606	857
Provisions used	(332)	(3,715)
Reversal of provisions unused	(60)	(69)
Unwinding of discount	335	295
Increase (decrease) of restoration expense, etc.	5,546	9,768

Ending balance	114,881	104,908

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of March 31, 2026, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)	Changes in other provisions for the three-month periods ended March 31, 2026 and 2025, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Beginning balance	467,549	304,624
Provisions provided	4,353	2,400
Provisions used	(2,174)	(1,319)
Reversal of provisions unused	(4,610)	(228)
Foreign currencies translation adjustments	39	33
Others	(405)	(278)

Ending balance	464,752	305,232

(5)	Others

1)

The Group recognized provisions related to incomplete sales of Derivative Linked Fund (DLF) occurring in 2019 as the best estimate of expenditure, including expected fines to be imposed by the Financial Services Commission, required to fulfill its current obligations.

2)

The Group recognized provisions for estimated contract refunds and compensation for losses related to expected customer losses due to delays in fund redemption, with balances of 258,331 million won and 259,168 million Won as of March 31, 2026 and 2025. In addition, The Group recognized provision amounting to 2,756 million Won and 2,847 million Won for estimated compensation of expected customer loss related to equity-linked securities as of March 31, 2026 and 2025.

19.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Present value of defined benefit obligation	1,916,098	1,982,526
Fair value of plan assets (*)	(2,064,038)	(2,157,163)
Net defined benefit liabilities (assets) (*)	(147,940)	(174,637)
Intercompany transaction adjustments	268,476	269,170

Net defined benefit liabilities (assets) (after intercompany offsets)	120,536	94,533

(*)	The amount before intercompany offsets within the consolidated entity

(2)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2026	2025
Current service cost	39,495	38,373
Net interest expense	(1,063)	(2,190)

Cost recognized in net income	38,432	36,183

Remeasurements (*)	24,198	155,281

Cost recognized in total comprehensive income	62,630	191,464

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 4,211 million won, and 2,192 million won for the three-month periods ended March 31, 2026 and 2025, respectively.

20.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Other financial liabilities:
Accounts payable	20,318,807	8,059,195
Accrued expenses	4,226,179	4,456,143
Segregated account debit balance	6,610,952	7,692,762
Agency fees received	679,787	594,685
Foreign exchange payables	757,033	784,357
Domestic exchange settlement credits	10,658,716	11,749,779
Lease liabilities	557,652	541,572
Other miscellaneous financial liabilities	7,663,846	4,250,210
Present value discount	(9,714)	(10,645)

Sub-total	51,463,258	38,118,058

Other liabilities:
Unearned income	358,796	354,792
Other miscellaneous liabilities	523,091	479,102

Sub-total	881,887	833,894

Total	52,345,145	38,951,952

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

21.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2026
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	1,080,176	—	—	—	—	—	—
Forwards	6,506,458	3,132	—	325,827	286,315	—	26,621
Swaps	140,117,243	1,676	5,223	107,170	—	48,416	222,272
Written options	320,000	—	—	—	—	—	10,121
Currency:
Futures	118,119	—	—	—	—	—	—
Forwards	111,872,575	—	138	3,897,293	364,010	119,198	1,546,465
Swaps	86,621,260	140,653	—	4,010,536	286,459	5,772	5,667,381
Purchase options	118,204	—	—	1,931	—	—	—
Written options	133,338	—	—	—	—	—	1,040
Equity:
Futures	179,782	—	—	—	—	—	—
Forwards	163	—	—	96	—	—	—
Purchase options	9,988	—	—	859	—	—	—
Others:
Futures	10,250	—	—	—	—	—	—

Total	347,087,556	145,461	5,361	8,343,712	936,784	173,386	7,473,900

		December 31, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	1,028,982	—	—	—	—	—	—
Forwards	6,097,038	7,192	—	155,174	139,341	—	118,441
Swaps	134,440,759	903	37,010	136,822	—	27,050	141,569
Written options	320,000	—	—	—	—	—	8,194
Currency:
Futures	131,014	—	—	—	—	—	—
Forwards	111,686,895	2,221	1,201	2,652,148	236,677	70,989	1,190,226
Swaps	76,846,634	168,653	—	2,827,872	141,304	—	3,670,407
Purchase options	67,650	—	—	1,267	—	—	—
Written options	81,999	—	—	—	—	—	827
Equity:
Futures	476,305	—	—	—	—	—	—
Forwards	163	—	—	104	—	—	—
Purchase options	1711	—	—	816	—	—	—
Others:
Futures	8,378	—	—	—	—	—	—

Total	331,187,528	178,969	38,211	5,774,203	517,322	98,039	5,129,664

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 14), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

a)	Debentures

As of March 31, 2026, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,131,999 million Won, and Korean won-denominated debentures amounting to 317,607 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

b)	Foreign currency securities, Foreign private bonds

As of March 31, 2026, the Group has applied fair value hedging for foreign currency securities amounting to 807,892 million Won and foreign currency private bonds amounting to 82,782 million Won. The purpose of the hedging is to avoid fair value volatility risk of foreign currency securities and foreign currency private bonds derived from exchange rate changes. To achieve this purpose, the group has entered into forward currency contracts designated as hedging instruments.

The forward currency contracts are executed with the condition of selling foreign currencies on a future specific date, at a predetermined agreed amount and exchange rate. On the initiation date, the contract amount is exchanged, and on the termination date, the contracted foreign currency principal is returned. As a result, through hedging transactions, the group offsets valuation gains and losses from exchange rate fluctuations of foreign currency-denominated assets, thereby removing fair value fluctuation risk linked to foreign currency securities and bonds. The hedge ratio is determined through a method that ensures fair value changes in the hedging instruments and hedged items effectively offset each other to a similar extent.

In this hedging relationship, only the exchange rate fluctuation, which is the most significant part of the fair value change in the hedged item, is designated as the hedged risk, excluding other risk factors such as credit risk or liquidity risk. Therefore, the ineffective portion of the hedge could arise from discrepancies between the settlement timing of the forward currency contract and the cash flow timing of foreign currency-denominated items, fluctuations in counterparties’ credit risks, or discrepancies between market exchange rates and contracted exchange rates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

The forward currency agreements and the hedged items are subject to fluctuations in the exchange rate and the group expects the fair value of the currency forward contract and the value of the hedged item to generally change in the opposite direction.

2)	Cash Flow Hedge

a)	Debentures

As of the March 31, 2026, the Group has applied cash flow hedge on local currency denominated debentures amounting to 59,956 million won and debentures on foreign currency amounting to 1,311,631 million won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

b)	Foreign currency securities, Foreign private bonds, Anticipated bond purchase

As of March 31, 2026, the Group has applied cash flow hedges to manage the risks associated with foreign currency securities amounting to 6,459,567 million Won, foreign currency private bonds totaling 186,711 million Won, and anticipated bond purchase transactions. The Group’s objective of these hedging measures is to mitigate the risk of cash flow fluctuations from foreign currency securities and private bonds due to exchange rate changes, as well as the price risk of future purchases of treasury and foreign government bonds. To achieve these objectives, the entity utilizes forward currency contracts, currency swaps, and bond forward contracts as designated hedging instruments.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Forward currency contracts are used to eliminate cash flow volatility arising from exchange rate fluctuations of anticipated transactions in foreign currency by agreeing to sell foreign currency at a pre-established rate on a future date. These contracts are designated as hedging instruments to offset cash flow variations caused by exchange rate changes on foreign currency-denominated items. The hedge ratio is determined by aligning the nominal amount of the hedging instrument with the face value of the hedged item.

Currency swap contracts are entered into to exchange interest and principal of foreign currency securities and private bonds during the contract period at predetermined notional amounts and rates, and revert the principal exchanged at inception upon maturity. This practice mitigates the cash flow volatility risk associated with the principal and interest payments of foreign currency-denominated securities and private bonds. The hedge ratio is determined by matching the nominal value of the hedging instrument to the face value of the hedged item.

Bond forward contracts are structured to purchase specific bonds at a predetermined notional amount and price on a future specified date to hedge against price risk caused by interest rate fluctuations impacting bond purchase prices. Upon contract expiration, bonds are acquired at the agreed-upon rate, thereby eliminating cash flow variability risks due to future interest rate changes. Thus, the hedging transaction removes the uncertainty surrounding the cash outflow amount related to interest rate changes at the future bond purchase date, thereby ensuring stable cash flows. The nominal amount of the hedging instrument in these bond forward contracts is aligned with the anticipated purchase amount of the hedged bonds, and the hedge ratio is calibrated to ensure that cash flow fluctuations of the hedged item and hedging instrument effectively offset each other.

3)	Hedges of Foreign Currency Borrowings

As of March 31, 2026, the Group has designated cash flow hedges for foreign currency borrowings amounting to 302,680 million Won. The purpose of the Group’s hedging activities is to hedge the variability in cash flows related to interest and principal payments of variable-rate foreign currency borrowings arising from fluctuations in interest rates and foreign exchange rates. To achieve this objective, the Group has entered into currency swap contracts and designated them as hedging instruments. The Group designated only the portion excluding the foreign basis spread of derivative financial instruments as the hedging instrument.

Under the currency swap contracts, the principal amounts are exchanged at inception, and the Group pays amounts calculated by applying a fixed interest rate to a predetermined notional principal, while receiving amounts calculated by applying a floating interest rate denominated in U.S. dollars. At maturity, the principal amounts exchanged at inception are re-exchanged. As a result, the variability in cash flows related to the principal and interest of the foreign currency borrowings is eliminated. The hedge ratio is determined by matching the notional amount of the hedging instrument with the face amount of the hedged item under the currency swap contracts.

In these hedging relationships, only the most significant components of the variability in cash flows of the hedged items—namely, changes in interest rates and foreign exchange rates—are designated as hedged risks. Other risk components, including credit risk, are not included in the hedged risks. Accordingly, hedge ineffectiveness may arise due to factors such as the pricing margin of the counterparty to the hedging instrument or changes in the credit risk of either party to the hedging instrument.

Both the currency swap contracts and the hedged items are affected by changes in underlying variables, namely market interest rates and foreign exchange rates, and the Group expects that the values of the currency swap contracts and the hedged items will generally move in opposite directions.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

4)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of March 31, 2026: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	March 31, 2026
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	800,000,000	1,300,000,000	—	2,100,000,000
Interest rate swap (KRW)	—	—	340,000	340,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	—	—	50,000,000
Foreign currencies translation risk
Currency forward (USD)	348,980,853	97,839,978	—	446,820,831
Currency forward (EUR)	—	72,961,301	—	72,961,301
Currency forward (AUD)	109,214,330	126,550,000	—	235,764,330
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	—	320,000,000	—	320,000,000
Interest rate forward (KRW)	1,473,645	704,545	—	2,178,190
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	148,000,000	640,500,000	—	788,500,000
Currency swap (EUR)	37,000,000	154,900,000	7,000,000	198,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	2,000,000,000	16,500,000,000	18,500,000,000
Foreign currencies translation risk
Currency forward (USD)	809,449,351	704,378,132	26,360,955	1,540,188,438
Currency forward (EUR)	246,250,500	206,072,000	—	452,322,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	35,000,000	680,678,827	30,000,000	745,678,827
Currency swap (EUR)	274,780,000	987,000,000	80,000,000	1,341,780,000
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	—	50,000,000	—	50,000,000
Currency swap (JPY)	16,000,000,000	9,500,000,000	43,500,000,000	69,000,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	300,000,000	563,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	290,000	290,000
Foreign currencies translation risk
Currency forward (USD)	414,314,566	65,544,792	—	479,859,358
Currency forward (EUR)	—	72,961,301	—	72,961,301
Currency forward (AUD)	109,214,330	126,550,000	—	235,764,330
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	—	320,000,000	—	320,000,000
Interest rate forward (KRW)	1,630,000	380,000	—	2,010,000
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	336,333,334	470,500,000	—	806,833,334
Currency swap (EUR)	52,000,000	114,900,000	—	166,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	—	5,000,000,000	5,000,000,000
Foreign currencies translation risk
Currency forward (USD)	998,071,601	700,378,132	—	1,698,449,733
Currency forward (EUR)	374,850,500	232,472,000	—	607,322,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	130,000,000	527,884,000	—	657,884,000
Currency swap (EUR)	194,780,000	1,012,000,000	—	1,206,780,000
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	—	40,000,000	—	40,000,000
Currency swap (JPY)	—	21,500,000,000	43,500,000,000	65,000,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

March 31, 2026
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.18% receipt and (C.SOFR) + 1.21% paid
Interest rate swap (KRW)	Fixed 4.20% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.48% paid, KRW 2.76% receipt, USD/KRW = 1,402.05
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,422.94 USD/KRW = 1,316.68
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 893.40 AUD/KRW = 874.06
Currency forward (GBP)	GBP/KRW = 2,005.60
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.2%
Interest forward (KRW)	YTM 2.93%, YTM 3.31%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.66% receipt, KRW 3.39% paid, USD/KRW = 1,422.73 USD 4.05% paid, KRW 2.5% receipt, USD/KRW = 1,402.05 KRW 4.00% paid, USD SOFR+0.81% receipt, USD/KRW = 1,517.30
Currency swap (EUR)	EUR 3.15% paid, KRW 3.41% receipt, EUR/KRW = 1,660.67
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.20
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.35% paid, KRW 4.71% receipt, JPY/KRW = 9.36
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,342.58
Currency forward (EUR)	EUR/KRW = 1,534.05
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 3.84% paid, KRW 2.74% receipt, USD/KRW = 1,419.85
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08 EUR 3.03% paid, KRW 3.16% receipt, EUR/KRW = 1,653.09
Currency swap (AUD)	AUD 4.96% paid, KRW 3.58% receipt, AUD/KRW = 902.70
Currency swap (CAD)	CAD 4.60% paid, KRW 4.53% receipt, CAD/KRW = 1,061.92
Currency swap (JPY)	JPY 3.10% paid, KRW 4.47% receipt, JPY/KRW = 9.41
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	USD/KRW = 1,462.20

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

December 31, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.94% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,326.88 USD/KRW = 1,373.60
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 874.06 AUD/KRW = 864.44
Currency forward (GBP)	GBP/KRW = 1,854.71
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.20%, USD/KRW = 1,373.23
Interest forward (KRW)	YTM 2.91%, YTM 1.42%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.11% paid, KRW 2.54% receipt, USD 1M SOFR+0.91% receipt, KRW 3.60% paid, USD/KRW = 1,402.05, USD/KRW = 1,355.00
Currency swap (EUR)	EUR 3.03% paid, KRW 3.18% receipt, EUR/KRW = 1,619.42
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.20
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.20% paid, KRW 4.45% receipt, JPY/KRW = 9.47
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,343.49
Currency forward (EUR)	EUR/KRW = 1,539.86
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD 2.50% receipt, KRW 3.76% paid, USD/KRW = 1,138.50 USD/KRW = 1,404.97
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR 3.21% receipt, KRW 3.14% paid,EUR/KRW = 1,344.08 EUR/KRW = 1,644.48
Currency swap (AUD)	AUD 3.58% receipt, KRW 4.96% paid,AUD/KRW = 902.70
Currency swap (CAD)	CAD 4.46% receipt, KRW 4.60% paid, CAD/KRW = 1,062.00
Currency swap (JPY)	JPY 4.46% receipt, KRW 3.10% paid, JPY/KRW = 9.42
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	USD/KRW = 1,421.88

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	March 31, 2026
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,100,000,000	5,223	48,416	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(30,176)
Interest rate Swap(KRW)	340,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	—	5,772	Derivative liabilities (designated for hedging)	(15,682)
Foreign currencies translation risk
Currency forward (USD)	446,820,831	—	69,504		(34,408)
Currency forward (EUR)	72,961,301	—	17,137	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(3,233)
Currency forward (AUD)	235,764,330	—	32,557		(16,982)
Currency forward (GBP)	15,700,000	138	—		(937)
Cash flow hedge
Interest rate risk
Interest forward (USD)	320,000,000	3,032	407		(2,196)
Interest forward (KRW)	2,178,190	100	285,907	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(152,032)
Interest rate swap (KRW)	60,000	1,676	—		773
Foreign currency translation risk and interest rate risk
Currency swap (USD)	788,500,000	64,817	21,613	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(1,398)
Currency swap (EUR)	198,900,000	7	16,788		(7,543)
Currency swap (AUD)	80,000,000	—	5,895	Derivative liabilities (designated for hedging)	(5,868)
Currency swap (SEK)	599,000,000	268	10,327	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(1,447)
Currency swap (JPY)	18,500,000,000	—	4,577	Derivative liabilities (designated for hedging)	(5,396)
Foreign currency translation risk
Currency forward (USD)	1,540,188,438	—	235,006		(130,713)
Currency forward (EUR)	452,322,500	—	90,809		(26,577)
Currency forward (AUD)	259,970,000	—	38,195		(19,027)
Currency swap (USD)	745,678,827	—	75,616	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(53,625)
Currency swap (EUR)	1,341,780,000	75,558	103,227		(39,185)
Currency swap (AUD)	215,000,000	—	27,980		(17,166)
Currency swap (CAD)	50,000,000	—	1,935		(2,274)
Currency swap (JPY)	69,000,000,000	3	18,502		(27,137)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1307516		(67,821)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,650,000,000			Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)
Interest rate Swap (KRW)	290,000	37,010	27,050		93,549
Foreign currencies translation risk
Currency forward (USD)	479,859,358	1,201	40,408	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(252,432)
Currency forward (EUR)	72,961,301	—	13,904	Derivative assets (designated for hedging)	44,644
Currency forward (AUD)	235,764,330	—	15,575		(23,061)
Currency forward (GBP)	15,700,000	—	1,101	Derivative liabilities (designated for hedging)	(1,408)
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	320,000,000	4,848	27	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	3,732
Interest rate forward (KRW)	2,010,000	2,344	139,313		(203,153)
Interest rate swap (KRW)	60,000	903	—		1,084
Foreign currency translation risk and interest rate risk
Currency swap (USD)	806,833,334	51,040	11,984	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(69,611)
Currency swap (EUR)	166,900,000	1,012	16,086	Derivative liabilities (designated for hedging)	(9,085)
Currency swap (AUD)	80,000,000	605	632		(5,494)
Currency swap (SEK)	599,000,000	855	9,468		(7,678)
Currency swap (JPY)	5,000,000,000	819	—		819
Foreign currency translation risk
Currency forward (USD)	1,698,449,733	2,221	127,924	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	13,389
Currency forward (EUR)	607,322,500	—	89,586		(10,747)
Currency forward (AUD)	259,970,000	—	19,167		(350)
Currency swap (USD)	657,884,000	30,780	27,168		(74,613)
Currency swap (EUR)	1,206,780,000	72,261	60,932		(16,952)
Currency swap (AUD)	215,000,000	—	13,220		(15,574)
Currency swap (CAD)	40,000,000	339	—		334
Currency swap (JPY)	65,000,000,000	10,943	1,814		8,981
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond (USD)	863,959,317	—	1,239,695	Foreign currency bond	30,325

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,449,606	—	60,619	Debentures	31,239	—
Foreign currencies translation risk and interest rate risk
Foreign currency securities	52,822	—	(5,772)	—	FTVPL	(2,779)	—
Foreign currencies translation risk
Foreign currency securities	543,566	—	154,688	—	FVTOCI	31,185	—
	211,504	—	(22,173)	—	FTVPL	425	—
Foreign private bonds	82,782	—	(14,610)	—	Financial assets at amortized cost	—	—
Cash flow hedge
Interest rate risk
Debentures	—	59,956	—	—	Debentures	(773)	1,215
Anticipated bond purchase	—	—	—	—	—	140,532	(255,155)
Foreign currencies translation risk and interest rate risk
Debentures	—	974,062	—	—	Debentures	(14,284)	3,970
Foreign currency borrowings	—	302,680	—	—	Borrowings	—	—
Foreign currency securities	648,248	—	—	—	FVTOCI	6,472	(4,538)
Foreign private bonds	186,711	—	—	—	Financial assets at amortized cost	10,332	(1,945)
Foreign currencies translation risk
Debentures	—	337,569	—	—	Debentures	(9,076)	(1,007)
Foreign currency securities	5,171,212	—	—	—	FVTOCI	273,477	(33,772)
	640,107	—	—	—	FTVPL	47,540	(104)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,307,516	—	—	Foreign operations net asset	67,821	(176,428)

(*1)	The accumulated profit on debentures on foreign currency amounted to 38,226 million won, and the accumulated loss on debentures on local currency amounted to 22,393 million won, as of March 31, 2026.
(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	4,046,624	—	36,892	Debentures	(80,760)	—
Foreign currencies translation risk
Foreign currency securities	569,122	—	131,018	—	FVTOCI	169,469	—
	226,555	—	(4,121)	—	FTVPL	70,015	—
Foreign private bonds	76,793	—	(7,717)	—	Financial assets at amortized cost	6,567	—
Cash flow hedge
Interest rate risk
Debentures	—	59,952	—	—	Debentures	(1,083)	655
Anticipated bond purchase	—	—	—	—	—	183,177	(150,651)
Foreign currencies translation risk and interest rate risk
Debentures	—	878,855	—	—	Debentures	53,508	(188)
Foreign currency securities	256,487	—	—	—	FVTOCI	13,062	(1,105)
Foreign private bonds	176,540	—	—	—	Financial assets at amortized cost	11,016	(1,722)
	55,671	—	—	—	FTVPL	(321)	(77)
Foreign currencies translation risk
Debentures	—	471,707	—	—	Debentures	(33,199)	(2,242)
Foreign currency securities	4,996,548	—	—	—	FVTOCI	141,426	(26,141)
	605,631	—	—	—	FTVPL	(13,091)	(321)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,239,695	—	—	Foreign operations net asset	(30,325)	(127,258)

(*1)

The accumulated profit on debentures on foreign currency amounted to 29,538 million Won, and the accumulated profit on debentures on local currency amounted to 7,354 million Won, as of December 31, 2025.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2026
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	1,063	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	(18,461)	Other net operating income(expense)
	Foreign currencies translation risk	(23,950)	Other net operating income(expense)

		For the three-month period ended March 31, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,655	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2026
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of 21. recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(198,968)	45,513	—	Other net operating income (expense)	59,107	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(10,016)	(11,636)	(226)	Other net operating income (expense)	11,922	Other net operating income (expense)
	Foreign currencies translation risk	(311,941)	(3,763)	431	Other net operating income (expense)	303,482	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		For the three-month period ended March 31, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	142	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(4,509)	—	1,771	Other net operating income (expense)	3,045	Other net operating income (expense)
	Foreign currencies translation risk	12,508	—	162	Other net operating income (expense)	(11,165)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		March 31, 2026
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(67,821)	18,651	(49,170)	—	—

		March 31, 2025
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	3,024	(798)	2,226	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the three-month periods ended March 31, 2026 and 2025.

22.	EQUITY

(1)	Details of equity as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,710,454	3,710,498
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	78,669	78,937

Sub-total	933,168	933,436

Capital adjustments
Treasury stocks	(138,557)	(35,517)
Other adjustments (*1)	(1,643,432)	(1,646,069)

Sub-total	(1,781,989)	(1,681,586)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,194	1,274
Financial assets at FVTOCI	(2,373,037)	(1,106,650)
Changes in capital due to equity method	3,371	(4,222)
Net financial gain (loss) on insurance contract assets (liabilities)	2,968,046	1,534,528
Net financial gain (loss) on reinsurance contract assets (liabilities)	(22,341)	(10,462)
Gain on revaluation of premises and equipment	1,795,243	—
Gain (loss) on foreign currency translation of foreign operations	693,988	416,768
Gain (loss) on hedges of net investment in foreign operations	(176,428)	(127,258)
Remeasurements of defined benefit plan	(113,813)	(96,991)
Gain (loss) on valuation of cash flow hedge	(230,066)	(144,728)

Sub-total	2,546,157	462,259

Retained earnings (*2) (*3)	28,797,534	28,790,056
Non-controlling interest (*4) (*5)	1,898,308	1,841,909

Total	39,906,308	37,859,248

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,959,506 million Won and 2,678,017 million Won as of March 31, 2026 and December 31, 2025, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 667,700 million Won and 554,990 million Won as of March 31, 2026 and December 31, 2025 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,406,513 million Won and 1,406,513 million Won as of March 31, 2026 and December 31, 2025, respectively, are recognized as non-controlling interests. 34,326 million Won and 36,457 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the three-month periods ended March 31, 2026 and 2025, respectively.

(*5)

10,995 million Won of dividends for the hybrid securities issued by Tongyang Life Insurance Co., Ltd. are allocated to net profit and loss of the non-controlling interests for the year ended December 31, 2025.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2026	December 31, 2025
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	734,076,320 Shares	742,591,501 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to the cancellation of treasury shares using retained earnings, the paid-in capital differs from the total par value of the issued shares.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2026	December 31, 2025
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	400,000
Securities in local currency	2025-10-22	—	3.34	400,000	400,000
Issuance cost				(9,546)	(9,502)

Total				3,710,454	3,710,498

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Non-controlling interest adjustments	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(1,106,650)	(1,888,209)	(29,969)	495,671	156,120	(2,373,037)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,274	(110)	—	30	—	1,194
Changes in capital due to equity method	(4,222)	9,821	—	(2,228)	—	3,371
Gain (loss) on foreign currency translation of foreign operations	416,768	287,905	—	(5,289)	(5,396)	693,988
Gain (loss) on hedges of net investment in foreign operations	(127,258)	(67,821)	—	18,651	—	(176,428)
Remeasurement gain (loss) related to defined benefit liabilities	(96,991)	(24,198)	—	6,547	829	(113,813)
Gain (loss) on valuation of cash flow hedge	(144,728)	(521,040)	374,511	36,067	25,124	(230,066)
Net financial gain(loss) on insurance contract assets (liabilities)	1,534,528	2,240,648	—	(569,151)	(237,979)	2,968,046
Net financial gain (loss) on reinsurance contract assets (liabilities)	(10,462)	(22,543)	—	5,104	5,560	(22,341)
Revaluation surplus	—	2,474,567	—	(678,089)	(1,235)	1,795,243

Total	462,259	2,489,020	344,542	(692,687)	(56,977)	2,546,157

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to (149) million Won are due to disposal of equity securities at FVTOCI during the period.

	For the three-month period ended March 31, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	141,568	(31,953)	(30,104)	139,949
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	35	—	(9)	1,374
Changes in capital due to equity method	(1,886)	477	—	(101)	(1,510)
Gain (loss) on foreign currency translation of foreign operations	523,780	2,202	—	1,092	527,074
Gain (loss) on hedges of net investment in foreign operations	(149,577)	3,024	—	(798)	(147,351)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(155,281)	—	40,496	(201,003)
Gain (loss) on valuation of cash flow hedge	(14,215)	1,954	—	(227)	(12,488)

Total	333,670	(6,021)	(31,953)	10,349	306,045

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 996 million Won are due to disposal of equity securities at FVTOCI during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(5)	Treasury stocks

Changes in treasury stocks for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	3,082,276	2,983,526	—	6,065,802
Carrying amount	35,517	103,040	—	138,557

	For the three-month period ended March 31, 2025
	Beginning balance	Acquisition	Disposal etc.	Ending balance
Number of shares	3,082,276	1,550,000	—	4,632,276
Carrying amount	35,517	25,641	—	61,158

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Beginning balance	2,959,506	2,668,842
Changes due to business combinations	—	9,175
Planned provision of regulatory reserve for credit loss	73,915	281,489

Ending balance	3,033,421	2,959,506

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2026	2025
Net income before regulatory reserve	639,433	654,556
Required provision of regulatory reserve for credit loss	73,915	62,572
Adjusted net income after the provision of regulatory reserve	565,518	591,984
Dividends to hybrid securities	(39,034)	(39,506)
Adjusted net income after regulatory reserve and dividends to hybrid securities	526,484	552,478
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	721	747

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

23.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2025 were 760 Won and 557,431 million Won, respectively, approved at the regular general shareholders’ meeting held on March 23, 2026. The financial statements of the current period ended March 31, 2026 include these unpaid dividends, which were paid in April 2026.

24.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Financial assets at FVTPL	79,791	55,959
Financial assets at FVTOCI	650,978	351,396
Financial assets at amortized cost:
Securities at amortized cost	130,888	137,852
Loans and other financial assets at amortized cost:
Interest on due from banks	131,992	142,661
Interest on loans	4,364,247	4,589,095
Interest of other receivables	32,192	28,206

Subtotal	4,528,431	4,759,962

Insurance finance interest income	5,707	—

Total	5,395,795	5,305,169

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Financial liabilities at amortized cost
Interest on deposits due to customers	1,815,298	2,208,418
Interest on borrowings	285,360	303,709
Interest on debentures	464,012	448,547
Other interest expense	129,696	87,934
Interest on lease liabilities	4,687	4,570

Subtotal	2,699,053	3,053,178

Insurance finance interest expense	393,589	—

Total	3,092,642	3,053,178

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

25.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Fees and commission received for brokerage	37,217	42,380
Fees and commission received related to credit	38,575	44,474
Fees and commission received for electronic finance	32,886	31,501
Fees and commission received on foreign exchange handling	13,557	13,772
Fees and commission received on foreign exchange	27,404	27,452
Fees and commission received for guarantee	22,432	24,402
Fees and commission received on credit card	154,751	160,616
Fees and commission received on securities business	38,410	17,101
Fees and commission from trust management	64,977	64,649
Fees and commission received on credit information	1,954	2,679
Fees and commission received related to lease	239,345	239,363
Other fees	118,237	40,582

Total	789,745	708,971

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Fees and commissions paid	88,606	85,212
Credit card commission	112,145	106,211
Securities business commission	1,504	401
Others	10,660	5,713

Total	212,915	197,537

26.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Dividend income related to financial assets at FVTPL	120,868	55,279
Dividend income related to financial assets at FVTOCI	19,864	14,545

Total	140,732	69,824

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31, 2026		For the three-month periods ended March 31, 2025
	Derecognized equity instruments	Held equity instruments	Derecognized equity instruments	Held equity instruments
Stocks	—	15,510	—	13,791
Capital contributions	—	223	—	754
Others	—	4,131	—	—

Total	—	19,864	—	14,545

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

27.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Gain (Loss) on financial instruments at FVTPL	410,328	212,408
Gain (Loss) on credit risk fluctuation of financial instuments designated to be measured at FVTPL	28,923	(10,040)

Total	439,251	202,368

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2026	2025
Financial assets at FVTPL	Securities	Gain on transactions and valuation	670,601	336,624
		Loss on transactions and valuation	(625,251)	(126,284)

		Sub-total	45,350	210,340

	Loans	Gain on transactions and valuation	8,248	1,212
		Loss on transactions and valuation	(9,074)	(72)

		Sub-total	(826)	1,140

	Other financial assets	Gain on transactions and valuation	43,762	3,318
		Loss on transactions and valuation	(32,906)	(7,275)

		Sub-total	10,856	(3,957)

		Sub-total	55,380	207,523

Derivatives (Held for trading) (*)	Interest rates derivatives	Gain on transactions and valuation	1,187,989	356,578
		Loss on transactions and valuation	(864,366)	(556,278)

		Sub-total	323,623	(199,700)

	Currency derivatives	Gain on transactions and valuation	5,531,685	2,338,103
		Loss on transactions and valuation	(5,467,557)	(2,133,574)

		Sub-total	64,128	204,529

	Equity derivatives	Gain on transactions and valuation	205,000	89
		Loss on transactions and valuation	(237,795)	(37)

		Sub-total	(32,795)	52

	Other derivatives	Gain on transactions and valuation	—	4
		Loss on transactions and valuation	(8)	—

		Sub-total	(8)	4

		Sub-total	354,948	4,885

Net total			410,328	212,408

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The gains and losses on transactions of foreign exchange are described in Note 30. (2) and (3).

(3)	Details of gains or losses on credit risk fluctuation of financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Gain (Loss) on deposits

Gain (Loss) on fixed deposits	28,923	(10,040)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

28.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the three-month periods ended March 31
	2026	2025
Gain (Loss) on transactions of securities	10,703	33,257

29.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Provision due to credit loss on financial assets measured at FVTOCI	(1,916)	(728)
Reversal for impairment loss due to credit loss on securities at amortized cost	52	90
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(528,853)	(441,886)
Reversal for guarantees	1,444	2,619
Reversal for unused loan commitment	2,491	4,404

Total	(526,782)	(435,501)

30.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2026	2025
Employee benefits	Short-term employee benefits	Salaries	491,948	472,112
		Employee fringe benefits	199,996	145,246
	Share based payment		23,061	5,243
	Retirement benefit service costs		42,643	38,374
	Termination		183,070	169,392

	Subtotal		940,718	830,367

Depreciation and amortization			151,939	142,947
Other general and administrative expenses	Rent		31,496	32,019
	Taxes and public dues		74,233	52,414
	Service charges		66,329	63,725
	Computer and IT related		45,446	38,946
	Telephone and communication		27,594	25,515
	Advertising		33,906	25,597
	Printing		1,057	1,156
	Traveling		4,337	3,060
	Supplies		1,981	1,706
	Insurance premium		4,178	3,726
	Maintenance		5,993	5,925
	Water, light, and heating		6,281	5,603
	Vehicle maintenance		2,619	2,713
	Others		24,702	70,753

	Sub-total		330,152	332,858

	Total		1,422,809	1,306,172

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Gains on transactions of foreign exchange (*)	450,573	288,336
Gains related to derivatives (designated for hedging)	61,854	59,068
Gains on fair value hedged items	32,679	2,067
Others	126,488	95,639

Total	671,594	445,110

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Losses on transactions of foreign exchange (*1)	451,598	317,375
KDIC deposit insurance premium	126,607	130,370
Contribution to miscellaneous funds	139,984	130,108
Losses related to derivatives (Designated for hedging)	196,022	3,734
Losses on fair value hedged items	10,047	45,158
Others (*2)	339,396	296,108

Total	1,263,654	922,853

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

(*2)

Other expense includes 6,782 million Won and 8,137 million Won for intangible asset amortization cost and 156,439 million Won and 156,954 million Won for lease depreciation cost for the period ended March 31, 2026 and 2025, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2026 and December 31, 2025 are as follows.

1)	Performance condition share-based payment

Subject to	Shares granted for the year 2021
Type of payment	Cash-settled
Vesting period	January 1, 2021 ~ December 31, 2024
Date of payment	2025-01-01
Fair value (*1)	15,831 Won
Valuation method	Black-Scholes Model

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of March 31, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Number of shares granted (*2)	As of March 31, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		—
Number of shares remaining	As of March 31, 2026	804,727 shares
	As of December 31, 2025	960,777 shares
Number of shares granted (*2)	As of March 31, 2026	804,727 shares
	As of December 31, 2025	960,777 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		31,892 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		0.75 year
Number of shares remaining	As of March 31, 2026	916,849 shares
	As of December 31, 2025	916,849 shares
Number of shares granted (*2)	As of March 31, 2026	916,849 shares
	As of December 31, 2025	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		29,825 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2026	1,384,504 shares
	As of December 31, 2025	1,384,504 shares
Number of shares granted (*2)	As of March 31, 2026	1,384,504 shares
	As of December 31, 2025	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		27,892 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2026	1,048,842 shares
	As of December 31, 2025	1,048,842 shares
Number of shares granted (*2)	As of March 31, 2026	1,048,842 shares
	As of December 31, 2025	1,048,842 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Subject to		Shares granted for the year 2026
Type of payment		Cash-settled
Vesting period		January 1, 2026 ~ December 31, 2029
Date of payment		2030-01-01
Fair value (*1)		26,085 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2026	148,342 shares
	As of December 31, 2025	—
Number of shares granted (*2)	As of March 31, 2026	148,342 shares
	As of December 31, 2025	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2026 and December 31, 2025, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 126,917 million Won and 107,713 million Won, respectively, including the carrying amount of liabilities related to key management of 49,802 million Won and 43,823 million Won, respectively.

31.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Gains on valuation of investments in joint ventures and associates	41,031	16,226
Losses on valuation of investments in joint ventures and associates	(12,268)	(6,191)

Total	28,763	10,035

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Other non-operating incomes	39,572	23,179
Other non-operating expenses	(28,298)	(37,882)

Total	11,274	(14,703)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Rental fee income	11,990	5,311
Gains on disposal of investments in joint ventures and associates	17,512	16
Gains on disposal of premises and equipment, intangible assets and other assets	1,478	375
Reversal of impairment losses of premises and equipment, intangible assets and other assets	705	20
Others (*)	7,887	17,457

Total	39,572	23,179

(*)	‘Others’ for the three-month periods ended March 31, 2026 and 2025 include 421 million Won and 3 million Won of other special gain related to other provisions, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Depreciation on investment properties	2,869	1,397
Operating expenses on investment properties	342	321
Losses on disposal of investments in joint ventures and associates	29	191
Losses on disposal of premises and equipment, intangible assets and other assets	3,722	387
Impairment losses of premises and equipment, intangible assets and other assets	371	282
Loss on revaluation of premises and equipment	6,838	—
Donation	6,388	15,991
Others (*)	7,739	19,313

Total	28,298	37,882

(*)	Other special losses related to other provisions for the three-month periods ended March 31, 2026 and 2025 are 231 million Won and 64 million Won, respectively.

32.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Current tax expense:
Current tax expense with respect to the current period	162,680	231,853
Adjustments recognized in the current period in relation to the tax expense of prior periods	(2,545)	13,191
Income tax expense (income) directly attributable to other equity	17,700	(798)

Sub-total	177,835	244,246

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	744,002	(45,368)
Income tax expense (income) directly attributable to equity	(711,085)	11,147
Others	(1,993)	14

Sub-total	30,924	(34,207)

Income tax expense	208,759	210,039

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2026, is 24.6% (The weighted average annual effective tax rate for the March 31, 2025, is 24.3%).

33.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2026	2025
Net income attributable to shareholders	604,318	616,691
Dividends to hybrid securities	(39,034)	(39,506)
Net income attributable to common shareholders	565,284	577,185
Weighted average number of common shares outstanding (Unit: million shares)	730	739
Basic EPS (Unit: Korean Won)	774	781

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the three-month period ended March 31, 2026
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	734,076,320	66,066,868,800
Treasury stocks	(3,082,276)	(277,404,840)
Acquisition of treasury stock	(2,983,526)	(76,074,046)

Sub-total (①)		65,713,389,914

Weighted average number of common shares outstanding (② = ①/90)		730,148,777

	For the three-month period ended March 31, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	66,833,235,090
Treasury stocks	(3,082,276)	(277,404,840)
Acquisition of treasury stock	(1,550,000)	(28,250,000)

Sub-total (①)		66,527,580,250

Weighted average number of common shares outstanding (② = ①/90)		739,195,336

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended 31, 2026 and 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

34.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Confirmed guarantees
Guarantee for loans	73,549	69,961
Acceptances	612,097	495,942
Guarantees in acceptances of imported goods	61,287	66,879
Other confirmed guarantees	11,353,093	10,831,684

Sub-total	12,100,026	11,464,466

Unconfirmed guarantees
Local letters of credit	188,493	161,120
Letters of credit	3,080,009	2,615,813
Other unconfirmed guarantees	1,880,531	1,331,305

Sub-total	5,149,033	4,108,238

Commercial paper purchase commitments and others	489,105	497,394

Total (*)	17,738,164	16,070,098

(*)	Includes financial guarantees of 5,367,797 million won and 5,032,808 million won as of March 31, 2026 and December 31, 2025, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Loan commitments	137,516,914	134,286,067
Other commitments (*)	11,521,891	10,205,741

(*)

As of March 31, 2026 and December 31, 2025, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 4,815,139 million won and 4,399,729 million won, respectively.

(3)	Litigation case

Details of litigation cases as of the period ended March 31, 2026, and December 31, 2025 are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 1,042 cases (litigation value of 983,790 million Won) and 1,032 cases (litigation value of 926,888 million Won) as of March 31, 2026 and December 31, 2025 respectively, and provisions for litigations are 70,560 million Won and 70,682 million Won.

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of March 31, 2026, are as follows (Unit: Korean Won in millions):

		cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	38,733	55,013	5,700	5,700
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	3	98,499	54,210	97,066	32,500	13,392
Total		6	298,499	92,943	152,079	38,200	19,092

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the subsidiary is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of March 31, 2026.

(*3)

Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*4)	The limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of March 31, 2026, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 29 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 165,589 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites, triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

As of March 31, 2026, Tongyang Life Insurance Co., Ltd., a subsidiary, has entered into an agreement with Tongyang Leisure to amend the existing lease and transfer operating rights for the golf course, contingent upon the conversion of the golf course to public access, member consent, and court approval of the rehabilitation plan. The agreement includes clauses to pay variable compensation amount based on the sale proceeds, in consideration of the fulfillment of contractual obligations and the transfer of business rights. Member consent and the conversion to public access have been completed, and the variable compensation will be recognized when the decision to sell is made.

5)

As of March 31, 2026, Tongyang Life Insurance, a subsidiary, is under investigation by the Financial Services Commission regarding potential violations of the Credit Information Use and Protection Act.

6)

The administrative fine paid to the Personal Information Protection Commission in October 2025 in connection with the leakage of personal credit information of merchant representatives that occurred at the subsidiary, Woori Card, between January and April 2024 has been recognized in non-operating income and expenses. In addition, further administrative fines may be imposed by the Financial Services Commission; however, the outcome cannot be predicted at this time.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

35.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2026 and December 31, 2025, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month period ended March 31, 2026 and 2025 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	Related parties	Account title	March 31, 2026	December 31, 2025
Associates	W Service Networks Co., Ltd.	Loans	22	30
		Deposits due to customers	3,044	3,009
		Accrued expenses	7	7
		Other liabilities	316	316

	Korea Credit Bureau Co., Ltd.	Loans	39	—
		Deposits due to customers	1,457	2,615
		Other liabilities	16	10

	Korea Finance Security Co., Ltd.	Loans	3,231	3,435
		Loss allowance	(22)	(23)
		Deposits due to customers	4,291	2,138
		Other liabilities	2	1

	LOTTE CARD Co. Ltd.	Loans	15,134	26,880
		Account receivables	33	35
		Loss allowance	(30)	(295)
		Derivative assets	178	564
		Other assets	213	256
		Deposits due to customers	29,413	22,869
		Accrued expenses	43	39
		Derivative liabilities	1,333	807
		Other liabilities	289	289

	K BANK Co., Ltd. (*1)	Loans	—	17
		Account receivables	—	9
		Cash and cash equivalents	—	192
		Other assets	—	43
		Other liabilities	—	158,668

	Others (*2)	Loans	42,716	42,903
		Loss allowance	(139)	(139)
		Other assets	2,925	9,116
		Deposits due to customers	2,042	2,259
		Other liabilities	985	541

(*1)	It has been excluded from related parties as of March 31, 2026.
(*2)	Others include IGEN2022No. 1 Private Equity Fund and etc., as of March 31, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
	Related parties	Account title	2026	2025
Associates	W Service Network Co., Ltd.	Other income	9	9
		Interest expenses	15	8
		Fees expenses	55	129
		Other expenses	256	266

	Korea Credit Bureau Co., Ltd.	Interest expenses	6	—
		Fees expenses	1,315	1,291
		Other expenses	24	20
	Korea Finance Security Co., Ltd.	Interest income	38	35
		Interest expenses	1	—
		Provision(Reversal) of allowance for credit loss	(1)	(1)
		Other expenses	6	6

	LOTTE CARD Co., Ltd.	Interest income	274	395
		Fees income	956	991
		Gain on derivatives	177	631
		Loss on derivatives	912	352
		Interest expenses	347	455
		Fees expenses	647	—
		Provision(Reversal) of allowance for credit loss	(265)	(269)

	K BANK Co., Ltd.	Fees income	68	88
		Other expenses	2	—

	Others (*)	Interest income	649	124
		Fees income	9,441	3,101
		Dividend income	—	925
		Other income	1,519	2,289
		Interest expenses	2,726	2,597
		Other expenses	—	1,441
		Provision(Reversal) of allowance for credit loss	—	(108)

(*)	Others include Win Mortgage Co., Ltd. and etc., for the period ended March 31, 2026 and 2025.

(3)	Major loan transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2026
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	W Service Network Co., Ltd.	30	75	83	—	22
	Korea Credit Bureau Co., Ltd.	—	42	3	—	39
	Korea Finance Security Co., Ltd.	3,435	94	298	—	3,231
	LOTTE CARD Co., Ltd.	26,880	—	12,531	785	15,134
	K BANK Co., Ltd. (*2)	17	49	50	(16)	—
	Win Mortgage Co.,Ltd.	18	49	51	—	16
	Woori Real Estate Investment No. 1 Limited Liability Company	42,885	—	185	—	42,700

(*1)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.
(*2)	It has been excluded from related parties as of March 31, 2026.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

		For the three-month period ended March 31, 2025
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	134	126	—	59
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,225	310	504	—	3,031
	LOTTE CARD Co., Ltd.	27,913	—	13,213	(35)	14,665
	K BANK Co., Ltd.	18	73	61	—	30
	Win Mortgage Co., Ltd.	8	52	41	—	19
	ARAM CMC CO. LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,770	—	16,346	1,875	24,299

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2026
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,550	—	2,550
	Win Mortgage Co., Ltd.	1,352	1,066	1,352	1,066
	Korea Credit Bureau Co., Ltd.	1,000	—	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2025
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co., Ltd.	1,387	732	1,187	932

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2026	December 31, 2025	Warranty
Korea Finance Security Co., Ltd.	629	425	Unused loan commitment
Korea Credit Bureau Co., Ltd.	961	35	Unused loan commitment
W Service Network Co., Ltd.	158	150	Unused loan commitment
K BANK Co., Ltd.	—	283	Unused loan commitment
LOTTE CARD Co. Ltd.	478,300	478,300	Unused loan commitment
	1,740	1,650	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co., Ltd.	34	32	Unused loan commitment

As of March 31, 2026 and December 31, 2025, the recognized payment guarantee provisions are 289 million Won and 289 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2026	December 31, 2025	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	819	819	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	176	1,234	Securities purchase commitment
STASSETS FUND III	—	1,500	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	1,589	1,624	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	26,072	27,103	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	60	255	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	63,750	75,000	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	492	492	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	50	50	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	440,000	440,000	Derivative commitment
Woori IMM Greean Net Zero Fund	21,099	21,099	Securities purchase commitment
Woori NH Co-Growth Private Equity Fund I	69,720	9,296	Securities purchase commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	5,299	3,102	Securities purchase commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	19,378	15,820	Securities purchase commitment
Woori Global Secondary Private Placement Investment Trust No. 2	1,799	2,948	Securities purchase commitment
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	19,342	20,000	Securities purchase commitment

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the three-month periods ended 2026 and 2025. Investment and recovery transactions of associates that are not treated as financial assets at fair value through profit or loss are described in Note 12.(2)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Short-term employee salaries	6,993	6,051
Retirement benefit service costs	390	314
Share-based compensation	7,057	1,849

Total	14,440	8,214

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,234 million won and 3,203 million won, as of March 31, 2026 and December 31, 2025 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 13,236 million won and 11,562 million won, respectively, as of March 31, 2026 and December 31, 2025.

36.	EVENTS AFTER THE REPORTING PERIOD

(1)

On April 24, 2026, the Group’s Board of Directors has declared to pay a quarterly dividend of 220 Won per share (total dividend of 160,541 million Won) with the record date set as of May 11, 2026, and the dividends will be paid on May 29, 2026.

(2)

On April 24, 2026, Woori Investment Securities Co., Ltd., a subsidiary of the parent company, resolved at its board of directors meeting to undertake a shareholder-allocated paid-in capital increase of KRW 1 trillion (fully allocated to the parent company). The Group completed the payment of subscription amount on May 4, 2026.

(3)

On April 29, 2026, the Group entered into a share exchange agreement with its subsidiary, Tongyang Life Insurance Co., Ltd., under which 0.2521056 shares of the parent company’s common stock will be delivered for each common share of Tongyang Life Insurance Co., Ltd. held by shareholders other than the parent company. The shares are scheduled to be delivered on August 11, 2026.